FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Unlawful strikes in South Africa disrupt production
JOHANNESBURG. 26 November 2012, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the
September quarter of R1,424 million compared with R1,606 million in the June quarter and R2,055 million in the September
2011 quarter. In US dollar terms net earnings for the September quarter were US$171 million, compared with US$198 million in the June quarter and US$293 million in the September 2011 quarter.
September 2012 quarter salient features:
·
Production losses of 35,000 ounces due to illegal strike action at KDC and Beatrix;
·
Underground fire at KDC West responsible for 30,000 ounces of lost production;
·
Group attributable equivalent gold production of 811,000 ounces compared with 862,000 ounces in the June quarter;
·
Total cash cost of US$916 per ounce and NCE of US$1,448 per ounce;
·
Operating margin of 45 per cent and NCE margin of 13 per cent; and
·
“24/7” arrangements and other operating improvements agreed at South Deep.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
“The September quarter of 2012 will be remembered as one of the most challenging from an operational perspective. Largely due to the impact of an underground fire at KDC West’s Ya Rona shaft and the illegal strikes at KDC and Beatrix, attributable production for the September 2012 quarter was 811,000 gold equivalent ounces, which was 6 per cent lower than the 862,000 ounces achieved in the June quarter.

Amid the operational difficulties there was a significant improvement in the Group’s fatal injury frequency rate, which improved from 0.15 in the June quarter to 0.08 in the September quarter. KDC East and South Deep both achieved three million fatality free shifts in August and September respectively. This is the first time this has been achieved in KDC East’s history and the mine has subsequently surpassed one year without any fatal accidents being recorded. South Deep has, at the time of writing, extended its fatality free period to nineteen months. Despite these encouraging results, three fatalities occurred at Beatrix during the quarter, two of which were tramming related and one which was due to a gravity related fall of ground. In line with a
Group directive issued last year, changes are being effected to communication systems and the configuration of rolling stock equipment deployed in tramming to improve safety. Tarkwa and Cerro Corona reported zero lost time injuries during the quarter, with both these mines reporting no lost time injuries in the past year.

The investigation into the underground fire at Ya Rona which led to the tragic death of five employees during the June quarter, was firstly delayed until the fire was extinguished on 14 August and smoke levels reduced, subsequently, the investigation was further impacted by the strike at KDC West which ended on 18 October. After completing the statutory investigations the
Section 54 was lifted and production at the shaft resumed in early November. The causes of the fire are currently being investigated by a forensics team.

Production from the South Africa region declined by 11 per cent, from 437,000 ounces in the June quarter to 387,000 ounces in the September quarter. This decrease includes approximately 30,000 ounces as a result of the fire at Ya Rona and approximately 35,000 ounces as a result of the illegal strike action at KDC. The illegal strike at Beatrix had little effect on production during the September quarter. South Africa has experienced unprecedented labour disruptions across the mining industry and other sectors of the economy. Gold Fields was not spared, with KDC and Beatrix suffering closures as a result of unlawful and unprotected strikes. The strikes were characterised by widespread violence and intimidation, which disrupted production and had a negative impact on investor sentiment towards South Africa. As a result, South Africa’s sovereign debt credit rating, as well as the credit ratings of the country’s leading mining companies, including Gold Fields, was downgraded. At
KDC East (formerly Kloof) an unlawful and unprotected strike started on 29 August before being resolved on 5 September, resulting in the loss of 7 production days during the quarter. Employees at the mine resumed their unlawful strike action on 14
October and only returned to work on 6 November resulting in an additional 23 days lost production in the December quarter, giving a total of 30 days lost over the period of the strike at the East section. At KDC West (formerly Driefontein), employees engaged in an unlawful and unprotected strike which lasted for 39 days from 9 September to 18 October, and resulted in 12 days of lost production during the September quarter with the balance of 27 days impacting the December quarter. At the North and South sections at Beatrix in the Free State, employees engaged in an unprotected strike lasting 23 days from 24
September to 16 October and at four shaft West section from 21 September to 18 October, a total of 29 days. At this stage it is estimated that KDC and Beatrix have lost approximately 145,000 ounces of gold production during the strike over the
September and December quarters, resulting in a loss of revenue of R2.1 billion.

The striking miners cited a number of reasons for their unlawful and unprotected actions, ranging from administrative to wage and salary issues. However, the most common thread to the demands amongst our employees’ at all three mines appears to relate to some dissatisfaction with the performance of the branch leadership of the National Union of Mineworkers (NUM).

|
Gold Fields Results
Our strategy in dealing with the strikes focused in the first instance on maintaining the peace in a volatile environment and then on continuously engaging with the officially recognised unions, in particular the NUM, as it endeavoured to return its members to work. At the same time we communicated to the striking workers the unlawful and unprotected nature of their actions. Together with other gold mining companies Gold Fields also refused to compromise on the terms of the existing two-year Collective Wage
Agreement between the industry and trade unions, which remains in force through to the end of June 2013. However, through the Chamber of Mines, we have agreed with the trade unions to an earlier implementation of a number of provisions of the 2011
Collective Agreement that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 3 per cent or R150 million per annum relating to changes to job grades and entry level wages. In addition, the gold mining companies, trade unions and government have set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which will feed into the next round of wage negotiations.

The two months of unlawful and unprotected strike action, in which about 29,000 of our employees participated, has had a significant impact on the financial viability of some of our shafts and this, coupled with continued above-inflation wage increases, sharply escalating electricity tariffs, other rising input costs and other potential imposts from the recent “SIMS” review, is increasing the risk of a significant restructuring of our South African operations in the near to medium-term.

On a positive note, at South Deep a landmark agreement implementing a new operating model was reached between the NUM and Gold Fields on 2 October 2012. This brought to an end the long-standing tensions between management and the NUM as the agreement deals with the bulk of issues that caused previous disputes with the union. As a consequence, the Section 189 notice issued to the NUM on 2 August 2012 was withdrawn. The agreement, will result in upfront costs to South Deep of approximately R170 million to cancel existing allowances and to migrate to a 24-hour, 7-day week operation, in line with mechanised underground operations across the world. It should however lead to more productive working arrangements, a bonus system that will more appropriately reward employees who achieve production targets and improved alignment to the business. Competitive grading and compensation systems will also be implemented under the new operating model.

Capital infrastructure programmes at South Deep continue to meet key delivery dates in support of the build-up to a run-rate of
700,000 ounces per annum by the end of 2015. The ventilation shaft deepening project remains on track for commissioning in the December 2012 quarter and the additional rock hoisting capability is set to ramp-up to a nameplate capacity of 195,000 tonnes per month by December 2013. This, together with the existing Main shaft capacity of 175,000 tonnes per month, is expected to be adequate to sustain production supplies of 330,000 tonnes per month to the mill. The gold plant expansion from
220,000 tonnes per month to 330,000 tonnes per month is under final construction, with commissioning planned before the end of the year, three years ahead of full production.

The international regions had a solid operational quarter, contributing 424,000 attributable gold-equivalent ounces, similar to the
425,000 ounces achieved in the June quarter. This was despite the two-week closure of the heap leach facilities at Tarkwa, in
Ghana. Noteworthy has been the improvement at Agnew, in Australia, where gold production improved from 37,000 ounces in the June quarter to 47,600 ounces in the September quarter.

Group unit costs were negatively impacted by lower production, with total cash cost increasing by 8 per cent from US$851/oz to
US$916/oz and Notional Cash Expenditure (NCE) rising by 11 per cent from US$1,308/oz to US$1,448/oz.

Turning to our Growth projects, the interim feasibility study at the Chucapaca exploration project in southern Peru, a joint venture of which Gold Fields owns a 51 per cent interest, has to date not delivered robust and acceptable project returns, despite having a large resource base of almost 8 million ounces. Further work will focus on determining different mining and processing size configurations and will include a review of underground versus open pit potential. Consideration has also been given to expanding our exploration drilling horizon of interest. At the Far Southeast project in the Philippines, our main area of focus continues to be the Free Prior Informed Consent (“FPIC”) process, which is a forerunner to the granting of the Foreign
Technical Assistance Agreement (“FTAA”) application submitted last year. This is considered to be the main priority following the announcement in the quarter of an initial inferred resource of 892 million tonnes at 0.7 grams per tonne gold and 0.5 per cent copper for a total of 19.8 million ounces of gold and 4.5 million tonnes of copper. At the Arctic Platinum project in Finland, work to date indicates that the significant resource potential of the Suhanko project of around 7.1 million ounces 2PGE+Au can be supplemented by drilling work undertaken on the Suhanko North deposit, thus adding to the scale and size of the project.
Further work, including a second pilot plant study is to be conducted on the Platsol metallurgical process. This pilot plant which allows for the recovery of metals on site, is set to begin early in 2013. A pre-feasibility study is expected to be completed by the end of December 2012, and thereafter a decision will be made whether or not to undertake a feasibility study.

At Damang in Ghana, work on the Damang super-pit has been slowed down and instead a concept study at the higher grade
Damang pit cut-back has commenced. This study aims to provide higher-grade feed to the existing plant. This smaller starter project may be more capital-efficient, allowing the significant potential at Damang to be brought to account earlier and incrementally. We are also investigating the feasibility of brownfields projects at our other mines, which are lower risk and more value accretive in the short-term than greenfields ventures. At Tarkwa, work has begun on the feasibility of a second plant to meet the mine’s future processing requirements in lieu of the existing heap leach operation. At Cerro Corona in Peru, the feasibility of a sulphide plant expansion is also being investigated.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range – Quarter
ZAR96.00 – ZAR114.54
– at end September 2012
728,841,572
Average Volume – Quarter
2,516,738 shares/day
– average for the quarter
728,713,370
NYSE – (GFI)
Free Float
100 per cent
Range – Quarter
US$11.85 – US$13.94
ADR Ratio
1:1
Average Volume – Quarter
4,582,211 shares/day
Bloomberg/Reuters
GFISJ/GFLJ.J

Gold Fields Results
| 2
South African Rand
Key statistics
United States Dollars
Nine months to
Quarter
Quarter
Nine months to
Sept
2011
Sept
2012
Sept
2011
June
2012
Sept
2012
Sept
2012
June
2012
Sept
2011
Sept
2012
Sept
2011
80,934
77,767
28,008
26,817
25,232
kg
Gold produced*
oz (000)
811
862
900
2,500
2,602
179,768
226,825
192,997
220,546
243,143
R/kg
Total cash cost
$/oz
916
851
851
879
806
258,884
347,469
274,615
339,046
384,627
R/kg
Notional cash expenditure
$/oz
1,448
1,308
1,212
1,346
1,160
44,415
42,751
14,770
14,339
13,564
000
Tonnes milled/treated
000
13,564
14,339
14,770
42,751
44,415
341,045
424,322
385,684
414,642
439,597
R/kg
Revenue
$/oz
1,655
1,600
1,702
1,644
1,528
353
428
369
423
471
R/tonne
Operating costs
$/tonne
57
52
52
53
51
14,203
15,928
5,655
5,391
5,105
Rm
Operating profit
$m
617
667
804
1,984
2,047
48
47
51
47
45
%
Operating margin
%
45
47
51
47
48
24
18
29
18
13
%
NCE margin
%
13
18
29
18
24
4,422
5,112
2,055
1,606
1,424
Rm
Net earnings
$m
171
198
293
637
637
612
703
284
220
195
SA c.p.s.
US c.p.s.
24
27
40
88
88
4,426
4,977
2,054
1,680
1,200
Rm
Headline earnings
$m
143
207
293
620
638
613
685
284
230
165
SA c.p.s.
US c.p.s.
19
29
40
85
88
4,590
5,467
2,111
1,819
1,477
Rm
Normalised earnings - net
earnings excluding gains
and losses on foreign
exchange, financial
instruments, non-
recurring items and share
of results of associates
after royalties and
taxation
$m
177
224
301
681
661
635
752
291
250
202
SA c.p.s.
US c.p.s.
25
30
42
94
92
* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6 per cent.
Certain forward looking statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit;
changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Safety
The Group’s fatal injury frequency rate improved from 0.15 in the June quarter to 0.08 in the September quarter. KDC East
and South Deep both achieved three million fatality free shifts in August and September respectively. This is the first time this has been achieved in KDC East’s history. Subsequently,
KDC East has surpassed one year without any fatal accidents
being recorded. South Deep has extended its fatality free
period to nineteen months at the time of writing. Despite
these encouraging results, three fatalities occurred during the quarter at Beatrix. Two fatalities were tramming related and one was due to a gravity related fall of ground. Management
extend their sympathies to the families concerned.
Tarkwa and Cerro Corona continued to report zero lost time
injuries (LTI’s), with both mines having achieved zero LTI’s since September 2011. The Group’s lost day injury frequency
rate for the quarter regressed from 4.51 to 4.71 and the days lost frequency rate regressed from 234 to 260.
Definitions
Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his or her injury at any time following the injury.

Days Lost takes into account the number of days lost due to
injuries recorded.
Financial Review
Quarter ended 30 September 2012 compared with
quarter ended 30 June 2012
Revenue
Attributable gold production decreased by 6 per cent from
862,000 ounces in the June quarter to 811,000 ounces in the
September quarter.

At the South African operations, production decreased by 11
per cent from 437,000 ounces to 387,000 ounces. This
decrease in production was mainly due to a fire at KDC’s Ya
Rona shaft (formerly Driefontein 4 shaft), illegal strike action at KDC East and West, and a slightly lower grade mined at
South Deep.

Attributable gold production at the West African operations
decreased by 3 per cent from 193,000 ounces to 188,000
ounces, largely due to a temporary suspension of the heap
leach operations at Tarkwa. Attributable equivalent gold
production at Cerro Corona in Peru, decreased by 2 per cent
from 84,000 ounces to 82,000 ounces, largely due to a lower
milling rate because of the harder ore currently being
processed. At the Australian operations, gold production
increased by 4 per cent from 148,000 ounces to 154,000
ounces, reflecting the increase in higher grade underground
ore mined and produced at Agnew.

|
Gold Fields Results
At the South Africa region, gold production at KDC decreased by 15 per cent from 279,600 ounces (8,698 kilograms) in the
June quarter to 238,300 ounces (7,411 kilograms) in the
September quarter. At Beatrix, gold production decreased by
3 per cent from 79,600 ounces (2,477 kilograms) to 77,600
ounces (2,415 kilograms). At South Deep, gold production
decreased by 8 per cent from 77,800 ounces (2,420
kilograms) to 71,300 ounces (2,217 kilograms).

At the West Africa region, managed gold production at
Tarkwa decreased by 4 per cent from 176,300 ounces to
169,400 ounces. At Damang, gold production increased by 4
per cent from 38,200 ounces to 39,900 ounces.

At the South America region, total managed equivalent gold
production at Cerro Corona decreased by 3 per cent from
84,900 equivalent ounces in the June quarter to 82,700
equivalent ounces in the September quarter.

At the Australasia region, St Ives’ gold production decreased by 4 per cent from 111,200 ounces to 106,600 ounces. At
Agnew, gold production increased by 28 per cent from 37,200
ounces to 47,600 ounces.

The average quarterly US dollar gold price achieved
increased by 3 per cent from US$1,600 per ounce in the June
quarter to US$1,655 per ounce in the September quarter.
The average rand gold price increased by 6 per cent from
R414,642 per kilogram to R439,597 per kilogram, while the
average Australian dollar gold price decreased marginally
from A$1,600 per ounce to A$1,591 per ounce due to the
stronger Australian dollar. The average Rand/US dollar
exchange rate weakened by 2 per cent from R8.06 in the
June quarter to R8.26 in the September quarter. The average
Rand/Australian dollar exchange rate weakened by 5 per cent
from R8.16 to R8.56. The average Australian/US dollar
exchange rate strengthened by 3 per cent from A$1.00 =
US$1.01 in the June quarter to A$1.00 = US$1.04 in the
September quarter.

As a result of the above mentioned factors, revenue increased marginally from R11,364 million to R11,395 million, but
decreased in dollar terms from US$1,408 million to US$1,380
million due to the weaker rand.
Operating costs

Net operating costs increased by 5 per cent from R5,973
million (US$740 million) in the June quarter to R6,290 million
(US$763 million) in the September quarter. This increase in
net operating costs, together with the decrease in production, resulted in an increase in total cash cost of 10 per cent from
R220,546 per kilogram to R243,143 per kilogram. In US
dollar terms, total cash cost increased by 8 per cent from
US$851 per ounce to US$916 per ounce. Refer to the total
cash cost reconciliation on page 27 for more detail.

At the South Africa region, net operating costs increased by 7 per cent from R3,346 million (US$415 million) to R3,592
million (US$436 million). This increase was due to two
months of significantly higher winter tariffs (approximately 60 per cent to 65 per cent higher than summer tariffs) compared with only one month in the June quarter as well as the
average annual wage increase of 9.4 per cent, effective from
1 July 2012. Total cash cost increased by 19 per cent from
R248,503 per kilogram (US$959 per ounce) to R296,205 per
kilogram (US$1,115 per ounce) due to the lower production
and increased costs.

At the West Africa region, net operating costs increased by 2 per cent from US$152 million (R1,224 million) to US$155
million (R1,274 million). This increase was due to a lower
quarter on quarter build-up of gold inventory, mainly at the
South heap leach facility at Tarkwa. Total cash cost at the
West African operations increased by 4 per cent from US$722
per ounce in the June quarter to US$754 per ounce in the
September quarter due to the decrease in production and the
increase in costs.

At Cerro Corona in South America, net operating costs
increased by 6 per cent from US$35 million (R282 million) to
US$37 million (R302 million). This was due to an increase in tonnes mined, an increase in plant repair costs and an
increase in the statutory workers participation in profits. Total cash cost decreased by 2 per cent from US$482 per ounce in
the June quarter to US$474 per ounce in the September
quarter due to the increase in gold equivalent ounces sold.

At the Australasia region, net operating costs decreased by 4 per cent from A$137 million (R1,122 million) to A$131 million
(R1,122 million). This was mostly at St Ives due to a
decrease in mining volumes at the open pits in the September quarter. Total cash cost for the region decreased by 8 per
cent from A$910 per ounce (US$922 per ounce) to A$839 per
ounce (US$870 per ounce) mainly due to the increase in
production at Agnew.
Operating margin

Operating profit decreased by 5 per cent from R5,391 million
(US$667 million) in the June quarter to R5,105 million
(US$617 million) in the September quarter due to the increase in net operating costs.

The Group’s operating margin decreased from 47 per cent in
the June quarter to 45 per cent in the September quarter.
The operating margin at the South African operations
decreased from 42 per cent to 32 per cent. At the West
African operations the operating margin decreased from 56
per cent to 55 per cent. At Cerro Corona in South America,
the operating margin was at a record high of 75 per cent
compared with 69 per cent in the June quarter and at the
Australian operations the operating margin increased from 42 per cent to 47 per cent.
Amortisation

Amortisation increased by 1 per cent from R1,577 million
(US$195 million) in the June quarter to R1,591 million
(US$193 million) in the September quarter. This increase
was in line with the higher volumes mined at Agnew and
Damang, partly offset by the lower production at KDC.
Other

Net interest paid increased from R65 million (US$8 million) in the June quarter to R83 million (US$10 million) in the
September quarter. In the September quarter, interest paid of
R177 million (US$21 million) was partly offset by interest
received of R59 million (US$7 million) and interest capitalised of R35 million (US$4 million). This compared with the June
quarter interest paid of R154 million (US$19 million), partly offset by interest received of R60 million (US$7 million) and interest capitalised of R29 million (US$4 million). The
increase in interest paid was due to an increase in borrowings in South Africa during the September quarter.

The loss on share of results of associates after taxation
increased from R98 million (US$12 million) in the June
quarter to R144 million (US$18 million) in the September
quarter. The September quarter comprised a profit of R19
million (US$2 million) on the Group’s interest in Rand Refinery and a loss of R163 million (US$20 million) relating to the
ongoing study and evaluation costs at the Far Southeast
project (FSE). The loss in the June quarter comprised a profit of R17 million (US$2 million) in Rand Refinery and a loss of

Gold Fields Results
| 4
R115 million (US$14 million) at FSE. The increase in the FSE study and evaluation costs in the September quarter was due
to increased drilling and on site costs in line with the project schedule.

The gains and losses on foreign exchange related to the
conversion of offshore cash holdings into their functional
currencies, as well as exchange gains and losses on inter-
company loans. The loss of R66 million (US$8 million) in the
September quarter compares with a gain on foreign exchange
of R8 million (US$1 million) in the June quarter.

The gain on financial instruments of R7 million (US$1 million)
in the September quarter compares with a loss of R8 million
(US$1 million) in the June quarter. The gain in the September quarter was mainly due to a mark to market gain on
Australia’s diesel hedge contracted during the quarter. The
loss in the June quarter reflects mark to market adjustments on warrants held by the Company.

Share-based payments decreased from R194 million (US$24
million) in the June quarter to R169 million (US$21 million) in the September quarter. The higher charge in the June
quarter was due to the year to date net effect of new
allocation charges for share-based compensation granted.

Other costs increased from R40 million (US$5 million) in the
June quarter to R132 million (US$16 million) in the September quarter. This increase was due to newly legislated rates and taxes on exploration properties in Ghana, an increase in
social development expenditure in Peru and increased
expenditure on consultants.
Exploration

Exploration expenditure increased from R190 million (US$23
million) in the June quarter to R249 million (US$30 million) in the September quarter due to the timing of expenditure and a reallocation of exploration costs to feasibility and evaluation costs in the June quarter - refer below. Refer to the Growth section on page 13 for more detail on exploration activities.
Feasibility and evaluation costs

Feasibility and evaluation costs, which include Corporate
development and strategic project costs and general office
costs in the various countries we operate in, decreased from
R120 million (US$15 million) in the June quarter to R60
million (US$7 million) in the September quarter. This
decrease was mainly due to the timing of expenditure and the reallocation of team project costs from exploration to
feasibility and evaluation costs in the June quarter. Refer to the Growth section on page 13 for more detail.
Non-recurring items

Non-recurring income amounted to R94 million (US$12
million) in the September quarter compared with expenses of
R135 million (US$17 million) in the June quarter. The non-
recurring income in the September quarter included a profit on the disposal of the Groups’ interest in GoldQuest Mining
Corporation and Atacama Pacific Gold Corporation which
amounted to R239 million (US$30 million), partly offset by a loss of R13 million (US$2 million) on the sale of the Groups’
interest in Evolution Mining Limited, resulting in a net profit of
R226 million (US$28 million). This was further offset by
restructuring costs of R80 million (US$10 million) relating to business process re-engineering costs incurred across all the operations and R33 million (US$4 million) incurred at KDC
principally on Proto teams to combat the fire at Ya Rona shaft.
Non-recurring costs in the June quarter included the
impairment of 7.8 million shares in Northam Platinum Limited, which amounted to R73 million (US$9 million), the impairment of various junior exploration companies amounting to R1
million (US$ nil) and restructuring costs of R62 million (US$8 million).
Royalties

Government royalties decreased from R333 million (US$41
million) in the June quarter to R278 million (US$34 million) in the September quarter. This decrease was mainly at the
South African operations due to the lower revenue received
on which royalties are calculated.
Taxation

Taxation decreased from R960 million (US$119 million) in the
June quarter to R933 million (US$113 million) in the
September quarter in line with the lower profit before taxation.
Earnings

Net earnings attributable to owners of the parent amounted to
R1,424 million (US$171 million) or 195 SA cents per share
(US$0.24 per share) in the September quarter, compared with
R1,606 million (US$198 million) or 220 SA cents per share
(US$0.27 per share) in the June quarter.

Headline earnings i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments,
amounted to R1,200 million (US$143 million) or 165 SA cents
per share (US$0.19 per share) in the September quarter,
compared with R1,680 million (US$207 million) or 230 SA
cents per share (US$0.29 per share) in the June quarter.

Normalised earnings - net earnings excluding non-recurring
items as well as gains and losses on foreign exchange,
financial instruments and share of results of associates after royalties and taxation, amounted to R1,477 million (US$177
million) or 202 SA cents per share (US$0.25 per share) in the
September quarter, compared with R1,819 million (US$224
million) or 250 SA cents per share (US$0.30 per share) in the
June quarter.
Cash flow

Cash inflow from operating activities decreased from R4,195
million (US$514 million) in the June quarter to R1,449 million
(US$172 million) in the September quarter. The decrease in
the cash inflow in the September quarter was mainly due to
an increase in operating costs and a negative movement on
working capital of R2,047 million (US$258 million) quarter on quarter. The negative change in working capital was due to
an increase in inventory at the Ghanaian operations, an
increase in accounts receivable at Cerro Corona due to timing of concentrate sales receipts and certain prepayments made
in Ghana on fleet orders.

Dividends paid of R1,196 million (US$146 million) in the
September quarter, included the 2012 interim dividend of
R1,169 million (US$143 million) paid to owners of the parent and R27 million (US$3 million) paid to non-controlling interest holders at Tarkwa and La Cima (Cerro Corona). This
compares with dividends of R2 million (US$nil) paid to non-
controlling interest holders at La Cima in the June quarter.

Cash outflow from investing activities decreased from R3,362 million (US$418 million) in the June quarter to R3,196 million
(US$387 million) in the September quarter. The main reason
for this decrease was the receipt of R514 million (US$64
million) on the disposal of the Groups’ investment in
GoldQuest Mining Corporation, Atacama Pacific Corporation
and Evolution Mining Limited, partly offset by the purchase of the remaining 40 per cent interest in the Talas project in
Kyrgyzstan amounting to R83 million (US$10 million) and an

|
Gold Fields Results
increase in capital expenditure of R302 million (US$28
million). Capital expenditure increased from R3,330 million
(US$414 million) in the June quarter to R3,632 million
(US$442 million) in the September quarter.

At the South Africa region, capital expenditure increased
marginally from R1,463 million in the June quarter to R1,471 million in the September quarter. The majority of this
expenditure was spent on ore reserve development (ORD),
together with the necessary infrastructure and development
costs required in the build-up to full production at South Deep.

At the West Africa region, capital expenditure increased from
US$89 million in the June quarter to US$101 million in the
September quarter. This increase was mainly at Tarkwa
which increased from US$60 million to US$71 million due to
the acquisition of additional mining fleet, increased stripping to improve flexibility and water treatment facilities for the heap leach operations. Capital expenditure at Damang was similar
quarter on quarter at US$30 million.

In South America, at Cerro Corona, capital expenditure
increased from US$21 million in the June quarter to US$25
million in the September quarter. The majority of this
expenditure was incurred on the tailings storage facility.

At the Australasia region, capital expenditure increased from
A$95 million in the June quarter to A$113 million in the
September quarter. At St Ives, capital expenditure increased from A$74 million to A$99 million, with increased expenditure on equipping and development at Hamlet underground mine
and Bellerophon open pit, as well as an increase in open pit mining equipment due to the transition to owner mining.
Capital expenditure in the September quarter on the transition to owner mining amounted to A$21 million, bringing the total expenditure to date on the project to A$31 million, with a total forecast of A$92 million to finalise the project by 2014. At
Agnew, capital expenditure decreased from A$21 million to
A$15 million, as the June quarter included the purchase of an additional A$5 million mining fleet. The balance of the
expenditure at Agnew was mostly on exploration and the
development of Kim underground mine.

Net cash inflow from financing activities decreased from R371 million (US$46 million) in the June quarter to R284 million
(US$34 million) in the September quarter and comprised net
external loans received and loans received from non-
controlling interest holders. The net inflow from external loans received and loans repaid decreased from R327 million
(US$41 million) in the June quarter to R187 million (US$22
million) in the September quarter. Loans received from non-
controlling interest holders increased from R34 million (US$4 million) in the June quarter to R95 million (US$11 million) in the September quarter and related to our joint venture
partner’s contribution of 49 per cent of the capital expenditure on the Chucapaca project. The balance of R2 million relates
to the issue of shares.

The net cash outflow of R2,659 million (US$327 million) in the
September quarter compared with a net cash inflow of R1,201
million (US$142 million) in the June quarter. After accounting for a positive translation adjustment of R75 million (US$26
million) on offshore cash balances, the cash outflow for the
September quarter was R2,584 million (US$301 million). The
cash balance decreased from R6,669 million (US$795 million)
at the end of June to R4,085 million (US$494 million) at the end of September.
Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs
(including general and administration expenses) plus capital expenditure, which includes near-mine exploration and growth capital. NCE is reported on a per kilogram and per ounce
basis – refer to the detailed table on page 28 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, feasibility and evaluation costs and dividends.

The NCE margin is defined as the difference between
revenue per ounce and NCE per ounce expressed as a
percentage.

The Group NCE, which includes capitalised project costs
increased from R339,046 per kilogram (US$1,308 per ounce)
in the June quarter to R384,627 per kilogram (US$1,448 per
ounce) in the September quarter. This increase was as a
result of the higher operating costs and capital expenditure together with the decrease in production. The NCE margin for the Group decreased from 18 per cent in the June quarter to
13 per cent in the September quarter.

NCE per ounce from existing operations increased from
R333,854 per kilogram (US$1,288 per ounce) in the June
quarter to R380,229 per kilogram (US$1,432 per ounce) in the
September quarter. The NCE margin from existing operations
decreased from 19 per cent in the June quarter to 14 per cent in the September quarter due to the higher NCE in the
September quarter.

NCE per ounce for capital projects decreased from R5,192
per kilogram (US$20 per ounce) in the June quarter to R4,398 per kilogram (US$16 per ounce) in the September quarter.
Actual expenditure for the September quarter at Chucapaca
(51 per cent), the Damang Super-pit and APP amounted to
R57 million (US$7 million), R26 million (US$3 million) and
R15 million (US$2 million) respectively.

At the South Africa region, NCE per kilogram increased from
R353,733 per kilogram (US$1,365 per ounce) to R420,335
per kilogram (US$1,583 per ounce) due to the decrease in
production and higher operating costs. The NCE margin
decreased from 16 per cent in the June quarter to 4 per cent in the September quarter due to the higher NCE partly offset by the higher gold price. NCE excluding the funding of South
Deep increased from R319,257 per kilogram (US$1,232 per
ounce) to R384,877 per kilogram (US$1,449 per ounce). The
NCE margin excluding South Deep halved from 24 per cent to
12 per cent quarter on quarter.

At the West Africa region, NCE per ounce increased from
US$1,169 per ounce in the June quarter to US$1,234 per
ounce in the September quarter due to the higher capital
expenditure and lower production. The NCE margin
decreased from 28 per cent to 25 per cent due to the higher
NCE in the September quarter.

At the South America region, NCE per ounce increased from
US$708 per ounce in the June quarter to US$829 per ounce
in the September quarter due to the increase in operating
costs and capital expenditure. The NCE margin at Cerro
Corona, however, increased from 48 per cent to 52 per cent
due to the higher gold price received partly offset by the
higher NCE in the September quarter.

At the Australasia region, NCE per ounce increased from
A$1,548 per ounce (US$1,567 per ounce) in the June quarter
to A$1,586 per ounce (US$1,644 per ounce) in the
September quarter due to an increase in capital expenditure.
The NCE margin decreased from 3 per cent in the June
quarter to less than 1 per cent in the September quarter due to the higher NCE in the September quarter.

Gold Fields Results
| 6
Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R11,457 million
(US$1,366 million) at the end of June to R13,982 million
(US$1,691 million) at the end of September.
Operational review
Cost and revenue optimisation initiatives through
Business Process Re-engineering (BPR)

The BPR process, which commenced during the second half
of 2010, continues to review all operational production
processes and associated cost structures from the stope to
the mill. New business blueprints and appropriate
organisational structures were implemented to support
sustainable gold output at an NCE margin of 20 per cent in
the short to medium term and 25 per cent in the long-term
from our existing operations.
South Africa region

BPR initiatives are planned to deliver savings of
approximately R500 million over the next two years. BPR
savings realised during the September quarter were largely
distorted by the fire at KDC West’s Ya Rona shaft and the
illegal industrial action.

Initiatives for improving quality mining and increasing
productivity are ongoing and include safety initiatives to
improve compliance and behaviour, together with a focus on
face length optimisation and labour planning to provide the
correct skills mix. It also includes a focus on quality blasts to improve blasting frequency i.e. full panel blasting, full face advance and a product size which is optimal in achieving a
good milling result. Initiatives also include leadership training to ensure people skills are developed and optimised, and a
drive for compliance to procedures and processes.

At KDC, the September quarter was a challenging one due to
the severe impact of the Ya Rona fire and the strikes at KDC
East and more significantly at KDC West. As a result, KDC
could not continue the positive momentum achieved in the
previous quarter. The closure of Ya Rona for the entire
quarter due to the fire impacted the availability of workplaces and the corresponding face-length mined decreased by 1 per
cent compared with the June quarter.

Notwithstanding these setbacks, underlying trends remain
strong and the positive momentum created by the Shaft Full
Potential (SFP) programme during the first half of 2012 is
clearly visible. In particular, safety performance continued to improve across the mine and KDC East performed well on
production, matching the September 2011 quarter despite the
impact of the fire and strike. Crew productivity, one of the key focus areas for SFP, only decreased by 2 per cent compared
with the same quarter last year, despite the strikes at KDC
East and West.

The mechanisation of development ends at the long-life shafts of KDC and Beatrix (South Deep is already mechanised) is
aimed at improving safety and productivity, reducing
development costs and increasing ore reserve flexibility
through higher monthly development advance rates. Having
achieved 98 per cent of flat-end development metres
advanced at long-life shafts, this project is largely completed.
The drill rigs operating on the long-life shafts at Beatrix and
KDC achieved an average rate of 34 metres per rig per month
in the September quarter. This is lower than the 39 metres
achieved in the June quarter due to the fire at Ya Rona shaft and the illegal industrial action.
Progress against the Mine Health and Safety Council (MHSC)
milestone, that no machine or piece of equipment, such as
pneumatic development rock drills, pneumatic stope rock
drills, hydropower rock drills and drill rigs, fans and winches, may generate a sound pressure level in excess of 110dB (A)
after December 2013, is ongoing. The number of
measurements expressed as a percentage of noise
measurements of machinery and equipment emitting noise in
excess of 110dB (A) increased from zero in the June quarter
to 0.9 per cent of readings for the September quarter.
Silencing of equipment is ongoing, with continued focus on
replacing blocked and/or damaged silencers on machines. A
further measure to identify sound pressures above 85dB (A)
has been introduced and currently the percentage of
employees exposed above this level is 64.6 per cent. This
measurement is without ear protection. Studies indicate that with the proper use of currently available ear protection
devices no employee will be subject to a sound pressure level in excess of 85dB (A). A project to measure exposure whilst
using hearing protective devices to provide further verification was started in September. Not enough readings have been
taken to reach a definite conclusion.

The Group continues to pursue best practice in the area of
dust control in accordance with the MHSC. In order to
improve upon dust exposure targets, the Group is targeting
the following core initiatives:

·    Building health rooms at the training centres to coach
      employees on potential exposures and wearing of
     respiratory personal protective equipment – 80 per cent
     completed;
·    Using foggers, a water mist spray system, to trap dust
      particles liberated in haulages and tipping points to
      prevent dust from entering the main air stream;
·    Installing dual stage tip filter units, where the filters are equipped with an additional layer of filtration material to improve the efficiency of old technology filter bags in order to increase dust filtration;
·    Managing the opening and closing of ore transfer chutes
      between levels so that they remain closed when not in use
      to reduce airborne dust entering the work place;
·    Treating footwalls in haulages with binding chemicals
      sprayed from a specially designed car pulled by a loco to
      prevent dust from being liberated into intake airways; and
·    Analysing individual filters to assist in determining
     exposure levels.
West Africa region
Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2012 include:
·    Commissioning and integration of the secondary crusher
     at the CIL plant. This is expected to achieve a 5 per cent improvement in the milling rate from 950,000 tonnes per
     month to 1 million tonnes per month. The secondary
     crusher was commissioned in the March quarter. The
     planned ramp-up of the secondary crusher was slightly
     above plan at 77 per cent of nameplate capacity for the
     September quarter. It is expected that the crusher will
     operate at full capacity from the December quarter;
·    Waste strip acceleration is planned by way of the
     implementation of a larger sized load and haul fleet, which will make up around 20 per cent of the total fleet once
     commissioned. The resultant flexibility is designed to
     ensure a continuous ore supply to the plant, which could
     increase the annual mining volume by as much as 10 per
     cent. Commissioning of the larger sized load and haul
     fleet is scheduled for the December quarter; and
·    The construction and commissioning of an in-pit satellite
     fuel depot. The benefits include shorter haul distances for re-fueling, fuel consumption cost savings and improved

|
Gold Fields Results
productivity. Commissioning will be completed during the
December quarter. This initiative is expected to deliver
approximately US$30 million in cost savings over the life
of mine.
Damang

BPR initiatives are ongoing. The major BPR projects for 2012 include:
·     Continued savings from owner mining and maintenance
       initiatives implemented in early 2011;
·     The implementation of an additional shift which is
       providing flexibility to accelerate waste stripping and
       increase mining volumes to ensure a continuous ore
       supply to the plant. The new shift has also improved
       utilisation of mining equipment. Implementation was
       completed in the March quarter with full productivity
       benefits achieved from the June quarter onwards; and
·     Optimisation of the plant circuit to achieve the maximum
       recovery rate under current blend conditions. This
       includes a pre-leach thickener to improve the control of the circuit’s water balance and increase the efficiency of the cyclones by way of an in-line leach reactor to maximise
       gravity gold recovery, thereby improving overall
       recoveries. An additional CIL leach tank is also being
       added to the circuit to create flexibility and allow current tanks to be fully refurbished. Once all eight tanks are fully operational recoveries are expected to improve due to
       increased residence time and circuit reliability. These
       projects are scheduled to be completed in the December
       quarter.
The introduction of owner mining has resulted in a decrease
in mining costs from US$4.35 per tonne, which was the
contractor cost per tonne prior to conversion to owner mining
(2010), to US$3.43 per tonne before adjusting for the effect of inflation. Added to this, the additional shift has resulted in an increase in tonnes mined from approximately six million
tonnes per quarter to eight million tonnes per quarter,
reducing costs further from US$3.43 per tonne to US$3.19
per tonne mined (year to date). As a result, based on year to date tonnages, benefits of US$32 million have been achieved, of which US$5 million accrued in the September quarter. This compares to the cost of the owner mining conversion of
US$55 million.
Australasia region
St Ives

BPR initiatives are ongoing. The major BPR projects for 2012 include:
·     Implementation of the physicals and mining equipment
management system (Pitram) continued through the
September quarter. The project deliverables are to
improve the management of the mining fleet, integrate
production information and simplify production reporting.
·     There are two key elements to this project; Mining
Physicals Reporting and Mine Equipment
Management. The Mining Physicals Reporting project
goal is to replace the current MRM data base reporting
system with the Pitram physicals reporting system by
the end of the year. Physicals information has already
been fed into the live Pitram system from the end of
September 2012. A full reconciliation between the two
systems will take place prior to the end of the year.
·     Implementation of the Pitram fleet management
system for open pits and underground operations also
continued through the September quarter. A pilot
exercise gathered important data on trucks and
loaders in preparation for the go-live date late in
November. Primary objectives from this programme
include productivity and efficiency improvements in
mining fleets through better real time information on
equipment location and status, payload management
and equipment availability and utilisation.
·     The underground production drilling improvement project
continued throughout the September 2012 quarter. The
intent is to increase drill rig performance and decrease
stope dilution through improved drilling accuracy. The
total value of this project from improved efficiencies and
reduced dilution is estimated at approximately A$7 million
per year.
·     There are a number of active projects in the ore
processing area. These include several recovery
improvement projects and an investigation into utilising
underground fleet to deliver ore direct to the mill thereby
eliminating the contractor, as ore is currently stockpiled
near the source and a contractor re-handles the ore to the
mill.
·     The transition to owner mining in the open pits is creating opportunities to further improve the efficiency of the open
pit activities. Value stream mapping and process analysis
is being facilitated across all aspects of the open pits to
identify improvement opportunities. A number of technical
improvement projects have already been identified during
the September quarter, primarily in the domain of drill and
blast. These are expected to impact positively on mining
performance and cost. They will be implemented in the
December 2012 quarter.
Agnew

BPR initiatives are ongoing. The major BPR projects for 2012 include:
·     Consolidation of Agnew’s stores which was completed
during September. Benefits from the project are estimated
at A$350,000 per annum.
·     A project adding a fifth gear to haul trucks to enable faster and more efficient hauling of underground ore directly to
the ROM pad is on-going. As a result, re-handling and the
related costs have been significantly reduced. Savings of
A$514,000 have been achieved in the September quarter
and A$941,000 year to date.
·     Equipment damage has been an on-going cost and
awareness issue. A new more systematic approach to
recording, analysing and eliminating equipment damage
has been implemented. Life cycle cost benefits are
expected to accrue.
·     The paste fill optimisation project was implemented during the June 2012 quarter. This project optimised mix ratios,
delivery systems and scheduling to rectify a number of
incidents whereby paste was not able to be delivered
correctly to the underground stopes. There have been no
major paste incidents or stoppages since then. However,
an on-going effort is made to eliminate minor delays and
bottlenecks in the process. As a result, storage pods to
increase cement storage capacity have been ordered and
should be on site before year-end.
South Africa region
KDC
Sept
2012
June
2012
Gold produced - 000’oz
238.3
279.6
- kg
7,411
8,698
Yield  - underground
- g/t
7.2
7.2
- combined - g/t
3.4
3.6
Total cash cost - R/kg
297,085
242,596
- US$/oz
1,119
936
Notional cash expenditure           - R/kg
390,163
311,163
- US$/oz
1,469
1,201
NCE margin - %
10
26

Gold Fields Results
| 8
Gold production decreased by 15 per cent from 279,600
ounces (8,698 kilograms) in the June quarter to 238,300
ounces (7,411 kilograms) in the September quarter. This
decrease was as a result of a fire at Ya Rona shaft (formerly
Driefontein 4 shaft) which started at the end of the previous quarter and accounted for approximately 30,000 ounces (900
kilograms) lost production during the quarter. The illegal
industrial action accounted for a further 35,000 ounces (1,100 kilograms).

Underground tonnes milled decreased from 1.08 million
tonnes in the June quarter to 0.88 million tonnes in the
September quarter. The underground yield remained
constant at 7.2 grams per tonne. Surface tonnes milled
decreased from 1.32 million tonnes to 1.28 million tonnes
offset by the yield which increased from 0.7 grams per tonne to 0.8 grams per tonne.

Main development decreased by 18 per cent from 11,600
metres to 9,470 metres and on-reef development decreased
by 10 per cent from 1,926 metres to 1,724 metres. The
average development value decreased from 2,013 centimetre
grams per tonne to 1,723 centimetre grams per tonne.

Operating costs increased by 7 per cent from R2,074 million
(US$257 million) to R2,221 million (US$270 million). This
increase was evenly split between the annual salary
increases of between 9 and 10 per cent for the lower and
middle category workers, who comprise around 95 per cent of
the workforce, and an increase in electricity costs due to two months of higher winter tariffs compared with one month of
higher winter tariffs in the June quarter. This increase was partly offset by a reduction in labour costs due to the illegal strike and lower stores costs in line with the decrease in
production. Total cash cost for the quarter increased from
R242,596 per kilogram (US$936 per ounce) in the June
quarter to R297,085 per kilogram (US$1,119 per ounce) in the
September quarter. This increase was due to the increase in
costs and the decrease in production.

Operating profit decreased from R1,590 million (US$198
million) in the June quarter to R1,009 million (US$121 million)
in the September quarter due to the decrease in production.

Capital expenditure increased from R633 million (US$79
million) to R671 million (US$82 million) mainly due to
increased expenditure on technical projects, self-rescue pack replacements and tailings storage facilities, partly offset by lower ore reserve development.

Notional cash expenditure increased from R311,163 per
kilogram (US$1,201 per ounce) in the June quarter to
R390,163 per kilogram (US$1,469 per ounce) in the
September quarter as a result of the lower production and
increases in operating costs and capital expenditure. The
NCE margin decreased from 26 per cent to 10 per cent due to
the higher NCE partly offset by the higher gold price.

Even though the strike has been resolved it is expected to
take towards the end of November before full production will be restored as the workforce needs to be acclimatised and
making safe procedures, such as additional support and de-
stressing the work areas, need to be completed. At this stage we estimate around 116,000 ounces will be lost due to the
strike for the year.

With regard to the Ya Rona fire which started on 30 June
2012, preliminary findings regarding necessary
improvements, as identified during systems audits conducted
at the operations following the incident, have been
implemented. These included the review and updating of
standards and procedures relating to fire detection and
monitoring systems. Following an extensive sealing
programme in the affected area, the fire was officially
declared extinguished on 14 August and full production has
been restored post quarter end.
Beatrix
Sept
2012
June
2012
Gold produced - 000’oz
77.6
79.6
- kg
2,415
2,477
Yield  - underground
- g/t
4.2
4.4
- combined
- g/t
2.7
2.8
Total cash cost - R/kg
297,019
273,436
- US$/oz
1,118
1,055
Notional cash expenditure            - R/kg
368,654
347,679
- US$/oz
1,388
1,342
NCE margin - %
16
18

Gold production decreased by 3 per cent from 79,600 ounces
(2,477 kilograms) in the June quarter to 77,600 ounces (2,415 kilograms) in the September quarter. This was mainly due to
a decrease in underground mining grade because of the lower
grade areas currently being mined at the North section, which contributes over half of the volume mined.

Underground tonnes milled increased from 543,000 tonnes to
551,000 tonnes, and surface tonnes milled decreased from
351,000 tonnes to 328,000 tonnes. Surface yield was
unchanged at 0.3 grams per tonne quarter on quarter.

Main development decreased from 6,117 metres in the June
quarter to 4,985 metres in the September quarter and on-reef development decreased from 1,606 metres to 994 metres.
The decrease in development metres was incurred as a result
of safety related stoppages and the embedding of the new
communication system at the North Section to improve safety.
The weighted average value of the main reef development
decreased from 1,076 centimetre grams per tonne to 998
centimetre grams per tonne as a consequence of the grade
variability of the areas being developed.

Operating costs increased from R673 million (US$84 million)
to R715 million (US$87 million). This was mainly due to
annual wage increases, an increase in underground support
and two months of winter electricity tariffs compared with one month in the June quarter. Total cash cost increased from
R273,436 per kilogram (US$1,055 per ounce) to R297,019
per kilogram (US$1,118 per ounce).

Operating profit decreased from R374 million (US$46 million)
in the June quarter to R341 million (US$41 million) in the
September quarter due to the higher operating costs.

Capital expenditure decreased from R188 million (US$23
million) to R176 million (US$21 million). The majority of the capital expenditure was on infrastructure upgrades and ore
reserve development.

Notional cash expenditure increased from R347,679 per
kilogram (US$1,342 per ounce) to R368,654 per kilogram
(US$1,388 per ounce) due to the higher operating costs. The
NCE margin decreased from 18 per cent to 16 per cent mainly
due to the higher NCE partly offset by the higher gold price.

There was a minimal effect on production in the September
quarter stemming from the illegal strike by 9,000 employees
as from 21 September. The strike started on the West section
(formerly Oryx mine) and spread to the rest of the mine on 24
September. The full complement of strikers returned to work
on 18 October after an ultimatum given by management on 16
October. At this stage it is estimated that lost production

|
Gold Fields Results
amounted to around 29,000 ounces, which will be accounted
for in the December quarter.
South Deep project
Sept
2012
June
2012
Gold produced - 000’oz
71.3
77.8
- kg
2,217
2,420
Yield - underground - g/t
5.5
5.8
- combined
- g/t
3.8
4.5
Total cash cost - R/kg
292,377
244,215
- US$/oz
1,101
942
Notional cash expenditure             - R/kg
577,492
512,934
- US$/oz
2,175
1,979
NCE margin - %
(33)
(21)

Gold production decreased by 8 per cent from 77,800 ounces
(2,420 kilograms) in the June quarter to 71,300 ounces (2,217 kilograms) in the September quarter due to a decrease in
underground reef delivered to the mill at slightly lower grades.

Total tonnes milled, which included 187,000 tonnes of
planned off-reef development, increased from 539,000 tonnes
to 590,000 tonnes. Underground reef yield decreased from
5.8 grams per tonne to 5.5 grams per tonne, mainly due to
reduced volumes from the high grade long-hole stope mining
at 95 3West.

Development increased from 2,952 metres in the June quarter
to 3,647 metres in the September quarter mainly due to an
increase in off-reef development at 95 3West. The new mine
capital development in phase 1, sub 95 level, increased from
887 metres to 1,042 metres and vertical development
increased from 57 metres to 108 metres. Development in the
current mine areas above 95 level increased from 2,008
metres to 2,497 metres. De-stress mining increased by 3 per
cent from 11,851 square metres in the June quarter to 12,213 square metres in the September quarter.

Operating costs increased from R599 million (US$74 million)
in the June quarter to R656 million (US$80 million) in the
September quarter, mainly due to the annual salary
increases, two months of winter electricity tariffs and an
increase in stores cost due to the increase in underground
mining volumes. Total cash cost increased from R244,215
per kilogram (US$942 per ounce) to R292,377 per kilogram
(US$1,101 per ounce) due to the decrease in gold production
and the increase in operating cost.

Operating profit decreased from R425 million (US$53 million)
in the June quarter to R309 million (US$37 million) in the
September quarter as a result of the lower revenue and the
increase in operating costs.

Capital expenditure decreased from R643 million (US$80
million) to R624 million (US$76 million). The majority of the expenditure was spent on development, the ventilation shaft
deepening and infrastructure, the metallurgical plant
expansion, trackless equipment and the full tailings backfill plant.

Notional cash expenditure increased from R512,934 per
kilogram (US$1,979 per ounce) in the June quarter to
R577,492 per kilogram (US$2,175 per ounce) in the
September quarter as a result of the decrease in production
and increase in operating cost, partly offset by the decrease in capital expenditure. The NCE margin regressed from a
negative 21 per cent to a negative 33 per cent as a result of a higher NCE partly offset by the higher gold price received.
Capital infrastructure programmes continue to meet key
delivery dates in support of the build-up to a run-rate of
700,000 ounces per annum by the end of 2015. The
ventilation shaft deepening project remains on track for
commissioning in the December 2012 quarter and the
additional rock hoisting is expected to build to a nameplate capacity of 195,000 tonnes per month by December 2013.
This, together with the existing Main shaft capacity of 175,000 tonnes per month, is expected to be adequate to sustain the
full production of 330,000 tonnes per month. This capacity
will be available two years ahead of full production. The gold plant expansion from 220,000 tonnes per month to 330,000
tonnes per month is under final construction, with
commissioning planned before the end of the year, three
years ahead of full production.
Middle East, North Africa and Eurasia region
West Africa
Ghana

Tarkwa
Sept
2012
June
2012
Gold produced - 000’oz
169.4
176.3
Yield - heap leach - g/t
0.6
0.4
- CIL plant - g/t
1.4
1.4
- combined - g/t
1.0
0.9
Total cash cost - US$/oz
705
663
Notional cash expenditure             - US$/oz
1,122
1,033
NCE margin - %
32
36

Gold production decreased by 4 per cent from 176,300
ounces in the June quarter to 169,400 ounces in the
September quarter due to the temporary suspension of the
heap leach operations. Gold Fields received a directive from the Environmental Protection Agency to stop discharging
water from the heap leach facilities and treat all water
discharges through water treatment facilities to reduce
conductivity levels. After agreeing to the construction of two water treatment plants, the temporary suspension was lifted
on 9 August. The loss of production during the September
quarter is estimated at 15,000 ounces.

Total tonnes mined, including capital stripping, increased from
33.6 million tonnes in the June quarter to 35.9 million tonnes in the September quarter. Ore mined decreased from 5.8
million tonnes to 5.2 million tonnes. Mined grade increased
from 1.23 grams per tonne to 1.29 grams per tonne largely
due to scheduling. The strip ratio, including capital stripping, increased from 4.8 to 5.9.

The CIL plant throughput increased from 2.81 million tonnes
in the June quarter to 2.97 million tonnes in the September
quarter due to improved mill availability and overall utilisation.
Ramp-up of the secondary crusher also resulted in increased
throughput rates. Yield decreased from 1.45 grams per tonne
to 1.36 grams per tonne. The CIL plant produced 130,300
ounces in the September quarter compared with 131,400
ounces in the June quarter.

Total feed to the North and South heap leach sections
decreased from 3.08 million tonnes to 2.19 million tonnes.
Yield increased from 0.45 grams per tonne in the June quarter to 0.56 grams per tonne in the September quarter. The heap
leach operation produced 39,100 ounces in the September
quarter compared with 44,900 ounces in the June quarter.
The decrease was attributable to the temporary suspension of operations, for the reasons described above.

Gold Fields Results
| 10
Net operating costs, including gold-in-process movements,
increased from US$114 million (R917 million) in the June
quarter to US$117 million (R961 million) in the September
quarter due to a lower build-up of gold-in-process in the
September quarter. Total cash cost increased from US$663
per ounce in the June quarter to US$705 per ounce in the
September quarter due to the reduced production.

Operating profit decreased from US$171 million (R1,382
million) in the June quarter to US$164 million (R1,357 million)
in the September quarter as a result of the lower revenue and the increase in net operating costs.

Capital expenditure increased from US$60 million (R480
million) in the June quarter to US$71 million (R582 million) in the September quarter, with expenditure on pre-stripping,
water treatment facilities and additional mining fleet being the major items.

Notional cash expenditure increased from US$1,033 per
ounce in the June quarter to US$1,122 per ounce in the
September quarter due to the decrease in production and
increase in capital expenditure. The NCE margin decreased
from 36 per cent to 32 per cent due to the higher NCE in the
September quarter partly offset by the higher gold price.
Damang
Sept
2012
June
2012
Gold produced - 000’oz
39.9
38.2
Yield - g/t
1.1
1.3
Total cash cost - US$/oz
964
995
Notional cash expenditure
- US$/oz
1,709
1,799
NCE margin - %
(4)
(11)

Gold production increased by 4 per cent from 38,200 ounces
in the June quarter to 39,900 ounces in the September
quarter due to the improved operational performance at the
process plant. Safety concerns in the southern interface
between the Juno and Damang pit cutback (DPCB) together
with deteriorating conditions on the East wall remain a
constraint to mining volumes, thereby impacting gold
production. It is expected that these constraints will remain till mid-2013.
Total tonnes mined, including capital stripping, decreased
from 8.9 million tonnes in the June quarter to 8.5 million
tonnes in the September quarter. This decrease was
because of the curtailment of mining operations at the DPCB
during heavy rainfall due to an increase in rockfall incidents during the rainy season, reducing the utilisation of the mining fleet. Ore mined decreased from 1.15 million tonnes to 0.95
million tonnes. The strip ratio increased from 6.8 to 7.9.

Tonnes processed increased from 0.93 million tonnes in the
June quarter to 1.09 million tonnes in the September quarter.
Despite this increase, the plant is processing below its
capacity of 5 million tonnes per annum and will only increase its run rate once maintenance and upgrades to improve the
mill feed size and crushing rate, aimed at eliminating
constraints, are fully commissioned. Commissioning is
expected by the end of the September quarter 2013. As a
result, the milling rate was restricted to 4.4 million tonnes per annum to ensure plant reliability. The grind size of the ore was optimised in the September quarter which had the effect
of improving gold recovery from 90 per cent to 92 per cent
quarter on quarter. Once fully commissioned it is expected
that the plant will maintain a throughput rate of approximately
4.9 million tonnes per annum at a recovery of 91 per cent,
slightly lower than currently being achieved due to the harder blend of ore anticipated per the mining schedule.
Net operating costs, including gold-in-process movements,
were constant at US$38 million (R313 million). Total cash cost decreased from US$995 per ounce to US$964 per ounce as a
result of the higher production.

Operating profit increased from US$23 million (R189 million)
in the June quarter to US$28 million (R231 million) in the
September quarter due to increased revenue.

Capital expenditure increased from US$29 million (R234
million) to US$30 million (R248 million) with the majority of expenditure on pre-stripping, exploration and the acquisition of mining fleet.

Notional cash expenditure decreased from US$1,799 per
ounce in the June quarter to US$1,709 per ounce in the
September quarter due to the higher production in this
quarter. The NCE margin improved from a negative 11 per
cent to a negative 4 per cent due to the lower NCE and higher gold price.

The pre-leach thickener which assists the circuit’s water
balance and the in-line leach reactor which maximises gravity gold recovery are planned for commissioning during the
December 2012 quarter. These projects are expected to
improve recoveries by around 0.3 per cent and reduce the
utlisation of reagents, specifically cyanide. The revised
production guidance for 2012 is estimated at approximately
165,000 ounces at a total cash cost of US$930 per ounce and
an NCE of US$1,650 per ounce.
South America region
Peru
Cerro Corona
Sept
2012
June
2012
Gold produced - 000’oz
41.3
39.8
Copper produced - tonnes
8,868
9,234
Total equivalent gold
- 000’ eqoz
82.7
84.9
Total equivalent gold sold            - 000’ eqoz
82.7
81.2
Yield - gold - g/t
0.8
0.8
- copper - %
0.6
0.6
-
combined               - g/t
1.6
1.6
Total cash cost - US$/eqoz
474
482
Notional cash expenditure           - US$/eqoz
829
708
NCE margin - %
52
48
Gold price * - US$/oz
1,636
1,617
Copper price * - US$/t
7,648
7,956
* Average daily spot price for the period used to calculate
total equivalent gold ounces produced.

Gold produced increased from 39,800 ounces in the June
quarter to 41,300 ounces in the September quarter. Copper
production decreased from 9,234 tonnes to 8,868 tonnes.
Equivalent gold produced decreased by 3 per cent from
84,900 ounces in the June quarter to 82,700 ounces in the
September quarter. This decrease was as a result of less
tonnes milled during the September quarter, due to the harder material processed in the September quarter and the lower
copper price relative to the gold price (price factor) during the quarter. The September quarter price factor was 4.67
compared with 4.92 in the June quarter.

Concentrate with a payable content of 42,090 ounces of gold
was sold at an average price of US$1,644 per ounce and
8,760 tonnes of copper was sold at an average price of
US$7,045 per tonne, net of treatment and refining charges.
Total equivalent gold sales amounted to 82,700 ounces for

|
Gold Fields Results
the September quarter, compared with 81,200 ounces in the
June quarter.

Tonnes mined increased from 4.10 million tonnes in the June
quarter to 4.37 million tonnes in the September quarter due to changes in the mine schedule. Ore mined increased by 8 per
cent from 2.03 million tonnes to 2.19 million tonnes. Gold and copper yields were similar to the June quarter at 0.8 grams
per tonne and 0.6 per cent respectively.

Ore processed decreased from 1.67 million tonnes to 1.57
million tonnes. Gold head grade increased from 1.13 grams
per tonne to 1.26 grams per tonne and gold recovery
decreased from 68.4 per cent to 67.9 per cent. Copper head
grade remained constant at 0.68 per cent, with copper
recovery increasing from 84.7 per cent to 86.1 per cent.

Operating costs, including gold-in-process movements,
increased from US$35 million (R282 million) in the June
quarter to US$37 million (R302 million) in the September
quarter, mainly due to an increase in tonnes mined, repairs at the process plant and an increase in statutory workers
participation in profits. Total cash cost decreased from
US$482 per equivalent ounce to US$474 per equivalent
ounce mainly due to the increase in ounces sold during
September quarter.

Operating profit increased from US$76 million (R615 million)
in the June quarter to US$107 million (R881 million) in the
September quarter, mainly as a result of higher revenue due
to price adjustments resulting from higher forward metal
prices.

Capital expenditure increased from US$21 million (R165
million) in the June quarter to US$25 million (R206 million) in the September quarter. The higher expenditure was due to
on-going construction activities at the tailings facility.

Notional cash expenditure increased from US$708 per
equivalent ounce in the June quarter to US$829 per
equivalent ounce in the September quarter. This increase was attributable to higher operating costs and capital expenditure as well as lower equivalent ounces produced. The NCE
margin increased from 48 per cent in the June quarter to 52
per cent in the September quarter due to the higher gold price partly offset by the higher NCE in the September quarter.
Australasia region
St Ives

Sept
2012
June
2012
Gold produced - 000’oz
106.6
111.2
Yield - heap leach - g/t
0.3
0.4
- milling - g/t
2.5
2.7
- combined - g/t
1.8
2.0
Total cash cost - A$/oz
890
908
- US$/oz
922
920
Notional cash expenditure          - A$/oz
1,813
1,561
- US$/oz
1,879
1,581
NCE margin - %
(13)
3

Gold production decreased by 4 per cent from 111,200
ounces in the June quarter to 106,600 ounces in the
September quarter in line with the current mine schedule.

At the underground operations, ore mined increased from
320,000 tonnes at 5.6 grams per tonne in the June quarter to
354,000 tonnes at 5.4 grams per tonne in the September
quarter. This was as a result of increased tonnage from the
slightly lower grade Cave Rocks.
At the open pit operations, total ore tonnes mined decreased marginally from 1.21 million tonnes at 1.5 grams per tonne in the June quarter to 1.19 million tonnes at 1.4 grams per tonne in the September quarter. The transition to owner-operator
has commenced, with A$21 million of mobile equipment
purchased during the quarter and A$31 million expended on
the project to date. The total cost of the project is anticipated at A$92 million by completion date in 2014.

Total tonnes processed increased from 1.76 million tonnes at a yield of 2.0 grams per tonne in the June quarter to 1.85
million tonnes at a yield of 1.8 grams per tonne in the
September quarter. Throughput at the Lefroy mill increased
from 1.19 million tonnes to 1.23 million tonnes, partly
offsetting the lower yield which decreased from 2.7 grams per tonne to 2.5 grams per tonne, reflecting the reduced grade
milled from all ore sources. Gold production from the Lefroy plant decreased from 104,100 ounces to 100,600 ounces.

At the heap leach facility, tonnes processed increased from
566,000 tonnes at a head grade of 0.69 grams per tonne in
the June quarter to 623,000 tonnes at a head grade of 0.68
grams per tonne in the September quarter. However, due to
recovery times at the heap leach operation gold production
decreased from 7,100 ounces to 6,000 ounces.

Operating costs, including gold-in-process movements
decreased from A$103 million (R837 million) in the June
quarter to A$96 million (R822 million) in the September
quarter. The decrease in costs was due to a smaller
drawdown of stockpiles, compared with the June quarter and
reduced open pit costs. Total cash cost decreased from
A$908 per ounce (US$920 per ounce) to A$890 per ounce
(US$922 per ounce) due to the lower operating cost.

Operating profit at A$74 million (R636 million) in the
September quarter was similar to the A$76 million (R617
million) recorded during the June quarter.

Capital expenditure increased from A$74 million (R606
million) to A$99 million (R833 million) due to increased
expenditure on Bellerophon and Hamlet mine development
and infrastructure, as well as the purchase of open pit mobile equipment due to the transition to owner-mining.

Notional cash expenditure increased from A$1,561 per ounce
(US$1,581 per ounce) in the June quarter to A$1,813 per
ounce (US$1,879 per ounce) in the September quarter due to
the increase in capital expenditure and decrease in
production. The NCE margin decreased from 3 per cent to a
negative 13 per cent as a result of the higher NCE in the
September quarter. Once capital, costs and production reach
steady state during calendar 2013 the NCE is expected to be
maintained at around A$1,250 per ounce.
Agnew
Sept
2012
June
2012
Gold produced - 000’oz
47.6
37.2
Yield - g/t
5.6
4.5
Total cash cost - A$/oz
727
916
- US$/oz
754
928
Notional cash expenditure - A$/oz
1,078
1,507
- US$/oz
1,117
1,526
NCE margin - %
32
6

Gold production increased by 28 per cent from 37,200 ounces
in the June quarter to 47,600 ounces in the September
quarter.

Ore mined from underground increased from 153,000 tonnes
at a head grade of 7.9 grams per tonne to 191,000 tonnes at

Gold Fields Results
| 12
a head grade of 8.5 grams per tonne. This increase in tonnes and grades was mostly from the high grade Kim mine in
accordance with the revised mining schedule for the second
half of the year.

Tonnes processed increased from 255,000 tonnes in the June
quarter to 265,000 tonnes in the September quarter, which
included 77,000 tonnes of surface stockpile material
processed from Songvang compared with 110,000 tonnes in
the June quarter. The combined yield increased from 4.5
grams per tonne in the June quarter to 5.6 grams per tonne in the September quarter reflecting the increase in higher grade underground tonnes. The yield from the Songvang ore was
similar quarter on quarter at 1.5 grams per tonne.

Net operating costs, including movements in gold-in-process, were similar to the June quarter at A$35 million (R300
million). Total cash cost decreased from A$916 per ounce
(US$928 per ounce) to A$727 per ounce (US$754 per ounce)
mainly due to the increased gold production.

Operating profit increased from A$24 million (R199 million) in the June quarter to A$40 million (R341 million) in the
September quarter as a result of the 28 per cent increase in gold production.

Capital expenditure decreased from A$21 million (R173
million) in the June quarter to A$15 million (R124 million) in the September quarter. Capital expenditure included A$8
million on underground development and A$5 million on
exploration. The decrease in expenditure in the September
quarter was due to A$5 million spent on additional mining
equipment in the June quarter.

Notional cash expenditure decreased from A$1,507 per ounce
(US$1,526 per ounce) in the June quarter to A$1,078 per
ounce (US$1,117 per ounce) in the September quarter, as a
result of the increased gold production and the lower capital expenditure. The NCE margin increased from 6 per cent to
32 per cent due to the lower NCE.
Quarter ended 30 September 2012 compared
with quarter ended 30 September 2011

Group attributable equivalent gold production decreased from
900,000 ounces for the quarter ended September 2011 to
811,000 ounces for the quarter ended September 2012.

At the South African operations, gold production decreased by
10 per cent from 428,300 ounces (13,323 kilograms) to
387,200 ounces (12,043 kilograms). The majority of this
decrease was due to the illegal strike at KDC East and West
together with the fire at Ya Rona shaft during the September
2012 quarter. KDC’s gold production decreased from
279,200 ounces (8,684 kilograms) to 238,300 ounces (7,411
kilograms). Beatrix’s gold production decreased from 84,700
ounces (2,636 kilograms) to 77,600 ounces (2,415 kilograms).
South Deep’s gold production increased from 64,400 ounces
(2,003 kilograms) to 71,300 ounces (2,217 kilograms).

At the West African operations, total managed gold production decreased by 11 per cent from 234,400 ounces for the quarter ended September 2011 to 209,300 ounces for the quarter
ended September 2012. At Tarkwa, gold production
decreased from 180,000 ounces to 169,400 ounces due to
the temporary suspension of the heap leach facilities from 16
July to 9 August 2012. At Damang, gold production
decreased from 54,300 ounces to 39,900 ounces due to lower
grades, as mining in the high grade Damang pit was severely
restricted due to safety factors.

In South America, gold equivalent production at Cerro Corona decreased by 12 per cent from 93,900 ounces for the quarter
ended September 2011 to 82,700 ounces for the quarter
ended September 2012. This decrease was due to the lower
copper price relative to the gold price, as well as lower copper production.

At the Australasia operations gold production decreased by 9 per cent from 168,700 ounces to 154,200 ounces. At St Ives,
production decreased from 115,000 ounces to 106,600
ounces due to an increase in low grade surface ore in the
September 2012 quarter, replacing higher grade underground
ore from Cave Rocks. Agnew’s production decreased from
53,700 ounces to 47,600 ounces, as production was
negatively affected by poor ground conditions, particularly in the Main Lode area which slowed down production rates.
Income statement

Revenue increased by 3 per cent from R11,060 million
(US$1,570 million) to R11,395 million (US$1,380 million).
The average gold price increased by 14 per cent from
R385,684 per kilogram (US$1,702 per ounce) for the quarter
ended September 2011 to R439,597 per kilogram (US$1,655
per ounce) for the quarter ended September 2012. The
average Rand/US dollar exchange rate weakened by 17 per
cent from R7.05 in the September 2011 quarter to R8.26 in
the September 2012 quarter. The average Rand/Australian
dollar exchange rate weakened by 15 per cent from R7.44 in
the September 2011 quarter to R8.56 in the September 2012
quarter. The average Australian/US dollar exchange rate
weakened by 2 per cent from A$1.00 = US$1.06 in the
September 2011 quarter to A$1.00 = US$1.04 in the
September 2012 quarter.

Net operating costs increased by 16 per cent in rand terms
from R5,404 million to R6,290 million, but decreased
marginally in dollar terms from US$766 million to US$763
million. The weaker US$ and A$ exchange rates accounted
for 42 per cent or R368 million of this increase. Total cash cost for the Group increased from R192,997 per kilogram
(US$851 per ounce) to R243,143 per kilogram (US$916 per
ounce) due to the lower production and the increase in net
operating costs.

At the South African operations, operating costs increased by
15 per cent from R3,131 million for the quarter ended
September 2011 to R3,592 million for the quarter ended
September 2012. This was due to annual wage increases, a
16.7 per cent electricity tariff increase, increased maintenance costs and normal inflationary increases, partly offset by cost saving initiatives at the operations. Total cash cost at the
South African operations increased from R235,780 per
kilogram to R296,205 per kilogram as a result of the increase in operating costs and the lower production.

At the West African operations, net operating costs increased by 17 per cent from US$132 million for the quarter ended
September 2011 to US$155 million for the quarter ended
September 2012. At Tarkwa, net operating costs increased
from US$102 million to US$117 million. This was mainly due
to annual wage increases of US$2 million, increased power
and fuel costs of US$5 million and a US$4 million lower
inventory credit in the September 2012 quarter together with an increase in tonnes mined. At Damang, net operating costs
increased from US$30 million to US$38 million due to
increases in power, fuel and explosives costs as well as an
increase in tonnes mined. Total cash cost for the region
increased from US$617 per ounce to US$754 per ounce due
to the lower production and increased costs.

At Cerro Corona in South America, net operating costs
decreased by 10 per cent from US$41 million to US$37
million. Total cash cost decreased from US$494 per ounce to

|
Gold Fields Results
US$474 per ounce, mainly due to a gold-in-process credit in
the September 2012 quarter.

At the Australasia operations, net operating costs decreased by 8 per cent from A$142 million for the quarter ended
September 2011 to A$131 million for the quarter ended
September 2012. At St Ives, net operating costs decreased
by 9 per cent from A$106 million to A$96 million in line with the lower production. At Agnew, net operating costs were
similar at A$35 million. Total cash cost for the region was
similar year-on-year at A$839 per ounce.

Operating profit decreased from R5,655 million (US$804
million) to R5,105 million (US$617 million) due to the increase in net operating costs.

Share based payments increased from R122 million (US$17
million) to R169 million (US$21 million) due to the net effect of new allocation charges for share-based compensation
granted.

Exploration expenditure increased from R189 million (US$27
million) to R249 million (US$30 million) mainly due to timing of expenditure.

Feasibility and evaluation costs increased from R48 million
(US$7 million) to R60 million (US$7 million) due to the
reallocation of growth and project team costs from exploration expenditure as from the June 2012 quarter.

Non-recurring income amounted to R94 million (US$12
million) in the September 2012 quarter and included profit on the disposal of the Groups’ interest in GoldQuest Mining
Corporation and Atacama Pacific Gold Corporation which
amounted to R239 million (US$30 million). Profits’ were partly offset by business process re-engineering costs and costs
incurred to combat the fire at KDCs’ Ya Rona shaft of R 33
million. This compares with non-recurring costs of R167
million (US$24 million) in the September 2011 quarter which
comprised voluntary separation packages, business process
re-engineering and restructuring costs at all the operations.

Government royalties decreased from R305 million (US$43
million) for the quarter ended September 2011 to R278 million
(US$34 million) for the quarter ended September 2012,
mainly due to lower profits at the South African operations.

Taxation decreased from R1,223 million (US$174 million) for
the quarter ended September 2011 to R933 million (US$113
million) for the quarter ended September 2012. This
decrease was in line with the lower taxable income.

Net earnings attributable to owners of the parent amounted to
R1,424 million (US$171 million) for the September quarter
2012 compared with earnings of R2,055 million (US$293
million) for the September quarter 2011.

Normalised earnings – net earnings excluding non-recurring
items, gains and losses on foreign exchange, financial
instruments and gains or losses of associates after taxation, amounted to R1,477 million (US$177 million) for the quarter
ended September 2012 compared with R2,111 million
(US$301 million) for the quarter ended September 2011.
Cash flow

Cash inflow from operating activities decreased from R5,057
million (US$717 million) for the quarter ended September
2011 to R1,449 million (US$172 million) for the quarter ended
September 2012. This decrease was mainly due to lower
profits in the September 2012 quarter, an investment in
working capital compared with a release in September 2011
and higher royalties and taxation paid.
Dividends paid increased from R871 million (US$123 million)
to R1,196 million (US$146 million).

Cash outflows from investing activities increased from R3,161 million (US$439 million) to R3,196 million (US$387 million).
The September 2012 quarter included R514 million (US$64
million) being proceeds on the disposal of the Groups’
investment in GoldQuest Mining Corporation, Atacama Pacific
Corporation and Evolution Mining Limited. In the September
2011 quarter investing activities included the second payment for the FSE project of R535 million (US$66 million).

Capital expenditure increased from R2,607 million (US$370
million) for the quarter ended September 2011 to R3,632
million (US$442 million) for the quarter ended September
2012. At the South Africa region, capital expenditure
increased from R1,266 million to R1,471 million mainly due to the increase in expenditure at South Deep from R492 million
to R624 million.

At the West Africa region, capital expenditure increased from
US$73 million to US$101 million mainly due to increased
capital stripping, fleet acquisition and expenditure on the
water treatment facility. In South America, at Cerro Corona, capital expenditure increased from US$17 million to US$25
million mainly due to construction of an additional raise of the tailings facility. At the Australasia region, capital expenditure increased from A$73 million to A$113 million, with the majority of the expenditure on underground development at St Ives,
open pit fleet acquisition and a new tailings storage facility.

Net cash inflow from financing activities amounted to R284
million (US$34 million) for the quarter ended September 2012 compared with a net cash outflow of R1,431 million (US$185
million) for the quarter ended September 2011. Loans
received increased from R400 million (US$57 million) to
R1,780 million (US$215 million) and loans repaid decreased
from R1,905 million (US$252 million) to R1,593 million
(US$193 million). The borrowings in the September 2012
quarter related to borrowings for the South African operations to fund working capital requirements. The balance in the
September quarter includes R95 million loans received from
non-controlling interest holders and R2 million relates to the issue of shares.

Loans received from non-controlling interest holders
increased from R64 million (US$9 million) for the quarter
ended September 2011 to R95 million (US$11 million) for the
quarter ended September 2012 and related to Buenaventura’s
contribution of 49 per cent of the capital expenditure on the
Chucapaca project.

The net cash outflow of R2,659 million (US$327 million) in the
September 2012 quarter compared with a cash outflow of
R406 million (US$30 million) in the September 2011 quarter.
After accounting for a positive translation adjustment of R75 million (US$26 million) on offshore cash balances, the cash
outflow for the September 2012 quarter was R2,584 million
(US$301 million). The cash balance at the end of September
2012 was R4.1 billion (US$494 million) compared with R4.4
billion (US$548 million) at the end of September 2011.
Growth

Gold Fields’ vision is to deliver sustainable and high-quality gold production with the base load in South Africa
complemented by growth in its three international operating
regions: Europe and Africa, Australasia, and the Americas.
Gold Fields’ focus is on quality of production through
maximum total margin and free cash flow.

Gold Fields Results
| 14
International Projects
Chucapaca

At the Chucapaca exploration project in the southern Peru, a joint venture by Gold Fields (51%) and Buenaventura (49%),
the partners have studied the viability of a large open-pit
operation capable of sustaining a 30,000 tonnes per day
throughput. A first draft of the feasibility study has been
completed and as a result of relatively high capital and
operating costs this option would not have delivered
acceptable project returns.

Consequently, further study work will have to be performed by the joint venture focusing on value engineering the project to achieve the expected returns. Future work will mainly include the following:
•   Analysing different options for mine development,
     including an underground or a combined open-pit
     underground operation, and alternative throughput levels;
•   Re-establishing exploration to add resource flexibility,
    once the required permits are granted; and,
•   Optimising capital and project operating costs.

The partners reiterate their commitment to unlocking the
potential of the Chucapaca project, which will need the
support of all stakeholders, particularly the neighbouring
communities. Gold Fields has built a close relationship with them and expects to continue working together through this
phase of the project.
Far Southeast

A maiden Inferred Mineral Resource, effective 12 September
2012, was announced during the quarter for the Far
Southeast deposit. The Mineral Resource is approximately
892 million tonnes at 0.7 grams per tonne gold and 0.5 per
cent copper for a total of 19.8 million ounces of gold and 4.5 million tonnes of copper. Lepanto Consolidated Mining
Company (“Lepanto”) holds a 60 per cent interest and Gold
Fields holds a 40 per cent interest in the project.

The Mineral Resource is based on approximately 126,000
metres of historical and Gold Fields drilling. The drilling
depth, due to the mountainous nature of the terrain, varies
between 700 metres to 1,800 metres below surface, with the
average drill spacing around 140 metres by 140 metres. Gold
Fields data collection, including drilling, sampling, laboratory analysis, quality assurance and quality control, geological
logging and database management, follows industry best
practice. Independent audits of data collection and Mineral
Resource management were completed as part of Gold
Fields’ quality management system.

Drilling from underground platforms and surface sites
continued throughout the quarter. The underground drilling
programme is on schedule, with 21,646 metres drilled in the
September quarter. Current drilling is designed to increase
Mineral Resource confidence and test potential high-value
positions. Surface geotechnical drilling rates increased with the two rigs in operation this quarter, completing 1,534
metres. Access to surface drilling sites has improved
following successful community negotiations.

The Foreign Technical Assistance Agreement (“FTAA”)
application submitted in November 2011 requires Free Prior
Informed Consent (“FPIC”) of the indigenous people. The
FPIC process, suspended at a national level in the June 2012 quarter, recommenced this quarter and is scheduled to be
completed in the December 2012 quarter.

Arctic Platinum

Geological and mine planning work at the Suhanko North
deposit confirmed a substantial mineral inventory which can
be added to the Suhanko project. A maiden Mineral
Resource for Suhanko North is scheduled to be released in
the December 2012 quarter, with initial indications in line with targeted expectations.

A technical risk review for treating the Suhanko project ore by way of the Platsol technology was completed by an
independent panel of experts. This review did not identify any fatal flaws in the process, indicating that this technology could be successfully implemented at the Arctic Platinum project in
Finland. Following this positive endorsement, a second
Platsol pilot plant study at SGS Lakefield (Canada) is being planned for early 2013. This testing will require 120 tonnes of ore-grade material from the Konttijärvi (80 tonnes),
Ahmavaara (20 tonnes) and Suhanko North (20 tonnes)
deposits. The objective is to deliver the bulk sample from a
20,000 metres drilling programme over twelve weeks and
using five drill rigs.

Additional metallurgical test work and marketing studies are underway to determine optimal processing and downstream
product marketing strategies. Base-line studies providing
data for the project Environmental Impact Assessment (EIA)
also continued and the full schedule for the EIA submission is being finalised.
Damang super-pit

At Damang in Ghana, work on the super-pit has been slowed
down and instead a concept study of the cut-back of the
original pit (DPCB) is being conducted. This study will
investigate mining the high-grade core area to provide higher-
grade feed to the existing plant. This smaller starter project could be more capital-efficient, allowing the significant
potential at Damang to be brought to account earlier.
Greenfields exploration

In addition to the four resource development projects
mentioned above, the greenfields exploration portfolio also
consists of four advanced drilling projects – namely Yanfolila,
Woodjam, Talas and Salares Norte, together with eleven
initial drilling projects, and eight target definition projects in
Peru, Chile, Argentina, Ghana, Mali, Canada, USA,
Kyrgyzstan, Australia, and the Philippines. During the quarter
39,875 metres were drilled on nine greenfields projects
compared with 55,478 metres in the June quarter and 40,947
metres in September 2011 quarter.
Africa

Diamond and reverse circulation drilling (7,159 metres)
continued at the Yanfolila advanced drilling project in Mali.
The drilling focused on the Gonka, Kosac, and Sanioumale
West prospects. The Yanfolila scoping study is being
updated with the additional data and a decision on the project is planned during the December 2012 quarter. The “Term de
Reference” or project description for the Yanfolila
Environmental and Social Impact Assessment was submitted
during the quarter. Gold Fields also submitted an application for the consolidation of the three Yanfolila licenses into one exploration permit to facilitate optimal project management
and future mining license applications.

Target definition work consisting of geochemical surveys and geological mapping is in progress at the Boako project in
Ghana, and over a number of additional concessions within
the extensive Kangaré project area in Mali. Studies
completed at Asheba identified a mineral inventory which

|
Gold Fields Results
does not satisfy Gold Fields size hurdles and divestment
options are being sought.
North America

Diamond drilling continued at the Woodjam advanced drilling
project in British Columbia, Canada and three drills are
currently active on two of the porphyry copper-gold
mineralised centres. This programme will conclude during the
December 2012 quarter. Mineral Resource estimates will be
updated with the additional data and reported in the next
annual declaration. Decisions regarding the future project
exploration strategy will be made during the first half of next year.

A follow-up diamond drilling programme was completed at the
Toodoggone project in British Columbia during the quarter.
Assay results are still being compiled and a decision is likely to be made on this project by December 2012.

Gold Fields continued diamond drilling on the Larder Lake
project in Ontario, Canada and two drills are currently active.
This programme will continue through the winter and is
scheduled for completion by the end of March 2013.

Following the receipt of poor results from the initial drilling programme completed in June 2012 at the Marble Mountain
project in Ontario, no further work is planned.
South America

Based on encouraging results from the Salares Norte project
in Chile last season, the project has been promoted to
advanced drilling status. Camp, drill, and personnel
mobilisation was completed in September 2012 and drilling
commenced on 1 October 2012. This drilling programme will
continue until the end of the Andean summer field season in
June 2013.

A second phase of initial drilling is scheduled to begin at the
Taguas project in Argentina during the December 2012
quarter.

Results from two initial drilling projects in southern Peru were not encouraging and a decision has been made to partially
divest portions of these extensive property holdings.
Australasia
Drilling continued on the Myall and Wellington North projects in the East Lachlan region of New South Wales, Australia.
Both of these programmes are expected to be completed
during the December 2012 quarter and decisions will be made
on the way forward based on these results. Two new joint
venture agreements were signed with Straits Resources Ltd.
on their Blayney and Cheesmans Creek projects in the East
Lachlan region. Field work will commence on these promising
areas during the December 2012 quarter.

At the Guinaoang project in the Philippines, negotiations
continued with the landowners, communities, and local
governments for access to commence drilling. This process
is expected to conclude and allow a programme start-up in
the December 2012 quarter.

During the quarter, Gold Fields purchased the remaining 40
per cent interest in the Talas advanced drilling project in
Kyrgyzstan from Orsu Metals Inc. Diamond drilling continued
and results have been encouraging. The Mineral Resource
estimate and scoping study will be updated with the new data and a decision is expected during the first half of 2013.

Near mine exploration

Gold Fields completed 100,323 metres of drilling this quarter on near mine projects adjacent to the active Gold Fields
international operations. This compares to 110,456 metres
completed in the June 2012 quarter, and 107,460 metres in
the September 2011 quarter.

The majority of drilling activities were completed at St Ives with 66,544 metres of diamond, reverse circulation and
aircore drilling completed in the quarter. Gold Fields
announced the discovery of a new shallow prospect,
Invincible, during the quarter. Exploration potential has
already been defined as mineralisation over one kilometre
strike to a depth of 200 metres, remaining open both along
strike and at depth. The Invincible discovery represents the first occasion high grade mineralisation has been identified in this new corridor adjacent to the main Central Corridor
historically mined at St Ives. It opens up a considerable new exploration search space in the district. Drilling is now
focused on increasing the confidence of the identified
mineralised zone to report a maiden mineral resource
estimation by year end.

Also in Australia, drilling continued at Agnew on the High
Grade Shoots project at the Waroonga mine. Almost 7,000
metres of directional surface diamond drilling completed
during the quarter has continued to define the plunge
continuity on the Hastings, Fitzroy, and Bengal shoots, as well as identifying extensions to the Link Zone, which appears to be coalescing with the main Kim shoot at depth. Work
commenced on producing a first mineral resource estimation
and evaluation of mining potential, planned to be completed
by year end.

In Ghana, exploration at Damang commenced on a
framework diamond drilling programme on high priority targets in the Bonsa Hydrothermal project. Highly prospective
structural targets were defined in this area during a major
reinterpretation exercise completed in 2012. Drilling is
targeting hydrothermal mineralisation similar in style to the main Damang deposit. Other activities have been slowed
down allowing the mineral resource models outside of the
main Damang super-pit model to be updated.

In Peru, at Cerro Corona, drilling continued on the Corona
Deep programme, completing 4,186 metres of the planned
7,300 metres campaign. Targeting potential depth extensions
below the current planned open pit limits, drilling has
intersected porphyry mineralisation to depths of up to 600
metres below current design. A full evaluation of the mining potential will be completed on receipt of all assays in the
March 2013 quarter.
Corporate

South Deep operating model
On 2 October 2012, a formal agreement was reached with the
National Union of Mine Workers (NUM) to implement a new
operating model at South Deep. As a result, the Section 189
notice issued to NUM on 2 August 2012 was withdrawn. This
model was previously agreed to by UASA. This new model
will secure current jobs and is aimed at improving productivity, allowing the mine to create an additional 400 full time
positions.

A key element of the agreement will introduce full calendar
operations (FULCO) and increase production time per day by
five hours. In addition, South Deep will have seven more
production days per year. Employees will on average work 50
days less per year. A new bonus system will be introduced
providing significant incentives for improved performance.

Gold Fields Results
| 16
Competitive grading and compensation systems will also be
implemented under the new operating model. This agreement
has resolved all outstanding and unresolved issues with the
NUM dating back to the strike in 2010, and is reflective of our desire to establish South Deep as a world class mine for the next 50 years and more, to the benefit of all its stakeholders.

Silicosis

On 21 August 2012, a court application was served on Gold
Fields and various of its subsidiary companies on behalf of
three individual applicants purporting to represent a class of mine workers who were previously employed by or who are
employees of Gold Fields and who allegedly contracted
occupational lung diseases (the class).

This is an application in terms of which the court is asked to certify a class action to be instituted by the applicants on behalf of the class. According to the applicants, this is the first and preliminary step in a process, where if the court were to certify the class action, the applicants will, in a second stage, bring an action wherein they will attempt to hold Gold
Fields liable for the occupational disease and the resultant consequences. The applicants contemplate in the second
stage dealing with what they describe as common legal and
factual issues regarding the claim arising for the entire class.
If the applicants are successful in the second leg, they
envisage that individual members of the class could later
submit individual claims for damages against Gold Fields.
The application does not identify the number of claims that will be instituted against Gold Fields or the quantum of damages
the applicants may seek.

Gold Fields has filed a notice of its intention to oppose the application. Gold Fields and its lawyers are engaging with the applicants’ lawyers to try and establish a court sanctioned
process to agree timelines on procedural issues indicated and specifically the date by which Gold Fields must file its papers opposing the application.
2012 Strategic portfolio review

Gold Fields has concluded its 2012 strategic portfolio review of all operating assets as well as brownfields and greenfields projects. The purpose of the review was to maximise cash
generation and shareholder returns through a more rigorous
analysis of operating costs, capital expenditures and
production levels.

The outcomes of the review will have a significant impact on
Gold Fields’ strategy going forward and include the
implementation of the following broad principles:
·
A more rigorous focus on value creation and cash returns
and not an undue focus on production levels;
·
Ensuring that dividends have the first call on cash flows at between 25 per cent and 35 per cent of normalised
earnings;
·
A critical review of declining and/or low margin assets;
·
Deploy scarce capital only on projects, brownfields or
greenfields, that provide the best risk-weighted returns;
·
No M&A heroics while seeking opportunistic opportunities
to acquire producing assets where the path to value is
clear; and
·
Maintaining the focus on gold and international
diversification.
These changes are in the process of being implemented and
specific outcomes will be communicated to the market as
notable changes are made.
Outlook

Production in the September quarter was negatively impacted
by the following:
·     unlawful strike action at KDC and Beatrix which resulted in a loss of 35,000 ounces;
·     the fire at KDC which reduced production by
      approximately 30,000 ounces; and
·     the temporary suspension of the heap leach facilities at
      Tarkwa which resulted in a loss of 15,000 ounces.

As a result of the factors described above, and further lost production at KDC and Beatrix due to the prolonged illegal
strike which was finally resolved on the 6 November,
attributable gold production for the year ending December
2012 is expected to be no more than 3.3 million equivalent
ounces.
For the year ending December 2012, total cash cost is
estimated to be approximately 4 per cent higher at US$895
per ounce (R236,000 per kilogram) and NCE, excluding
capitalised growth projects, is estimated to be approximately 5 per cent higher at US$1,370 per ounce (R360,000 per
kilogram) when compared with the guidance provided in
February. The capital projects group is anticipating spending approximately US$20 per ounce on realisation costs of
projects, including drilling, feasibility studies and early-work capital expenditure on our advanced projects. This is well
below the original estimate of between US$50 per ounce and
US$70 per ounce due to the timing of expenditure and
deferrals to ensure project optimisation. These estimates are based on an average exchange rate of R/US$8.80 and
R/A$9.10 for the remainder of the year. Unit costs vary
quarter on quarter depending upon the timing of capital
expenditure, seasonal electricity tariffs and production
variations due to statutory holidays.

The above is subject to safety performance which limits the
impact of safety-related stoppages and the forward looking
statement on pages 2 and 31.
Basis of accounting

The unaudited condensed consolidated financial information
is prepared in accordance with IAS 34 Interim Financial
Reporting and South African Statements and Interpretations
of Statements of Generally Accepted Accounting Practice (AC
500 series).

The accounting policies and disclosure requirements used in
the preparation of this report are consistent with those applied in the previous financial year except for the adoption of
applicable revised and/or new standards issued by the
International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
26 November 2012

|
Gold Fields Results
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Nine months to
September
2012
June
2012
September
2011
September
2012
September
2011
Revenue
11,394.8
11,364.1 11,059.5
33,965.3
29,609.9
Operating costs, net
(6,290.2)
(5,973.1) (5,404.1)
(18,037.1)
(15,406.7)
- Operating costs
(6,393.1)
(6,067.0) (5,450.4)
(18,317.4)
(15,660.1)
- Gold inventory change
102.9
93.9 46.3
280.3
253.4
Operating profit
5,104.6
5,391.0 5,655.4
15,928.2
14,203.2
Amortisation and depreciation
(1,591.3)
(1,577.0) (1,377.4)
(4,690.3)
(3,894.6)
Net operating profit
3,513.3
3,814.0 4,278.0
11,237.9
10,308.6
Net interest paid
(82.5)
(65.0) (69.0)
(192.2)
(141.4)
Share of results of associates after taxation
(144.1)
(98.1) 5.0
(224.2)
2.3
(Loss)/gain on foreign exchange
(66.2)
7.5 72.2
(124.9)
56.2
Gain/(loss) on financial instruments
6.9
(7.6) (0.3)
(1.9)
30.7
Share-based payments
(168.9)
(193.8) (121.6)
(506.4)
(366.1)
Other
(131.8)
(40.3) (74.3)
(173.2)
(235.2)
Exploration
(248.9)
(189.5) (188.5)
(730.4)
(540.5)
Feasibility and evaluation costs
(59.7)
(119.6) (48.0)
(255.4)
(92.5)
Profit before royalties, taxation and non-recurring items
2,618.1
3,107.6 3,853.5
9,029.3
9,022.1
Non-recurring items
93.9
(135.1) (167.2)
(120.1)
(350.4)
Profit before royalties and taxation
2,712.0
2,972.5 3,686.3
8,909.2
8,671.7
Royalties
(278.3)
(333.1) (304.5)
(929.5)
(705.5)
Profit before taxation
2,433.7
2,639.4 3,381.8
7,979.7
7,966.2
Mining and income taxation
(933.4)
(959.8) (1,222.8)
(2,685.0)
(2,869.1)
- Normal taxation
(732.1)
(845.0) (841.0)
(2,462.1)
(1,961.5)
- Deferred taxation
(201.3)
(114.8) (381.8)
(222.9)
(907.6)
Net profit
1,500.3
1,679.6 2,159.0
5,294.7
5,097.1
Attributable to:
- Owners of the parent
1,424.3
1,606.4 2,054.6
5,112.4
4,421.8
- Non-controlling interest
76.0
73.2 104.4
182.3
675.3
Non-recurring items
Profit on sale of investments
226.2
- -
226.2
-
Profit/(loss) on sale of assets
0.4
0.7 0.4
2.8
(3.3)
Restructuring costs
(79.9)
(61.9) (167.4)
(205.1)
(315.0)
Impairment of investments and assets
(1.6)
(73.9) (0.2)
(92.8)
(1.4)
Other
(51.2)
- -
(51.2)
(30.7)
Total non-recurring items
93.9
(135.1) (167.2)
(120.1)
(350.4)
Taxation
39.6
18.6 55.0
76.5
111.0
Net non-recurring items after taxation
133.5
(116.5) (112.2)
(43.6)
(239.4)
Net earnings
1,424.3
1,606.4 2,054.6
5,112.4
4,421.8
Net earnings per share (cents)
195
220 284
703
612
Diluted earnings per share (cents)
194
220 280
701
605
Headline earnings
1,199.6
1,680.0 2,054.4
4,977.2
4,425.9
Headline earnings per share (cents)
165
230 284
685
613
Diluted headline earnings per share (cents)
163
230 281
682
606
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
1,476.5
1,819.3 2,111.4
5,466.6
4,589.5
Normalised earnings - net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents)
202
250 291
752
635
Gold sold – managed kg
25,921
27,407 28,675
80,046
86,821
Gold price received R/kg
439,597
414,642 385,684
424,322
341,045
Total cash cost R/kg
243,143
220,546 192,997
226,825
179,768
The unaudited consolidated financial statements for the quarter ended 30 September 2012 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields Results
| 18
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Nine months to
September
2012
June
2012
September
2011
September
2012
September
2011
Revenue
1,380.0
1,407.5 1,570.3
4,229.8
4,266.6
Operating costs, net
(763.0)
(740.1) (766.1)
(2,246.2)
(2,220.0)
- Operating costs
(775.5)
(751.8) (772.5)
(2,281.1)
(2,256.5)
- Gold inventory change
12.5
11.7 6.4
34.9
36.5
Operating profit
617.0
667.4 804.2
1,983.6
2,046.6
Amortisation and depreciation
(192.8)
(195.4) (195.3)
(584.1)
(561.2)
Net operating profit
424.2
472.0 608.9
1,399.5
1,485.4
Net interest paid
(10.0)
(8.1) (9.9)
(23.9)
(20.4)
Share of results of associates after taxation
(17.8)
(12.4) 0.7
(27.9)
0.3
(Loss)/gain on foreign exchange
(8.2)
1.1 10.4
(15.6)
8.1
Gain/(loss) on financial instruments
0.9
(0.9) (0.1)
(0.2)
4.4
Share-based payments
(20.5)
(24.1) (17.3)
(63.1)
(52.8)
Other
(16.4)
(5.1) (10.5)
(21.6)
(33.9)
Exploration
(30.2)
(23.2) (26.7)
(91.0)
(77.9)
Feasibility and evaluation costs
(7.1)
(14.9) (6.8)
(31.8)
(13.3)
Profit before royalties, taxation and non-recurring items
314.9
384.4 548.7
1,124.4
1,299.9
Non-recurring items
12.0
(16.8) (23.9)
(15.0)
(50.5)
Profit before royalties and taxation
326.9
367.6 524.8
1,109.4
1,249.4
Royalties
(33.6)
(41.3) (43.4)
(115.8)
(101.7)
Profit before taxation
293.3
326.3 481.4
993.6
1,147.7
Mining and income taxation
(113.3)
(119.2) (174.1)
(334.4)
(413.4)
- Normal taxation
(88.2)
(104.5) (119.7)
(306.6)
(282.6)
- Deferred taxation
(25.1)
(14.7) (54.4)
(27.8)
(130.8)
Net profit
180.0
207.1 307.3
659.2
734.3
Attributable to:
- Owners of the parents
170.7
198.0 293.0
636.5
637.0
- Non-controlling interest
9.3
9.1 14.3
22.7
97.3
Non-recurring items
Profit on sale of investments
28.2
- -
28.2
-
Profit/(loss) on sale of assets
-
0.1 -
0.3
(0.5)
Restructuring costs
(9.7)
(7.6) (23.9)
(25.5)
(45.4)
Impairment of investments and assets
(0.1)
(9.3) -
(11.6)
(0.2)
Other
(6.4)
- -
(6.4)
(4.4)
Total non-recurring items
12.0
(16.8) (23.9)
(15.0)
(50.5)
Taxation
4.8
2.3 7.9
9.5
16.0
Net non-recurring items after taxation
16.8
(14.5) (16.0)
(5.5)
(34.5)
Net earnings
170.7
198.0 293.0
636.5
637.0
Net earnings per share (cents)
24
27 40
88
88
Diluted earnings per share (cents)
23
27 40
87
87
Headline earnings
142.6
207.2 293.0
619.7
637.6
Headline earnings per share (cents)
19
29 40
85
88
Diluted headline earnings per share (cents)
19
29 40
85
87
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
177.0
224.4 301.1
680.8
661.3
Normalised earnings - net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation (cents)
25
30 42
94
92
South African rand/United States dollar conversion rate
8.26
8.06 7.05
8.03
6.94
South African rand/Australian dollar conversion rate
8.56
8.16 7.44
8.30
7.21
Gold sold – managed oz (000)
833
881 922
2,574
2,791
Gold price received US$/oz
1,655
1,600 1,702
1,644
1,528
Total cash cost US$/oz
916
851 851
879
806

|
Gold Fields Results
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Nine months to
September
2012
June
2012
September
2011
September
2012
September
2011
Net profit
1,500.3
1,679.6 2,159.0
5,294.7
5,097.1
Other comprehensive income net of tax
134.9
909.2 1,130.1
673.0
1,616.4
Marked to market valuation of listed investments
(95.3)
(17.2) (1.5)
(45.0)
2.8
Currency translation adjustments and other
217.7
913.8 1,127.0
700.9
1,609.1
Share equity investee’s other comprehensive income
Deferred taxation on marked to market valuation of listed investments
-
12.5
-
12.6
0.1
4.5
-
17.1
0.1
4.4
Total comprehensive income
1,635.2
2,588.8 3,289.1
5,967.7
6,713.5
Attributable to:
- Owners of the parent
1,578.0
2,351.8 3,185.1
5,640.4
6,037.8
- Non-controlling interest
57.2
237.0 104.0
327.3
675.7
1,635.2
2,588.8 3,289.1
5,967.7
6,713.5
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Nine months to
September
2012
June
2012
September
2011
September
2012
September
2011
Net profit
180.0
207.1 307.3
659.2
734.3
Other comprehensive income/(expenses) net of tax
107.4
(515.2) (814.8)
(19.9)
(871.4)
Marked to market valuation of listed investments
(12.0)
(2.3) (0.2)
(5.6)
0.4
Currency translation adjustments and other
117.9
(514.5) (815.2)
(16.4)
(872.4)
Deferred taxation on marked to market valuation of listed investments
1.5
1.6 0.6
2.1
0.6
Total comprehensive income/(loss)
287.4
(308.1) (507.5)
639.3
(137.1)
Attributable to:
- Owners of the parent
277.7
(320.2) (498.9)
602.5
(207.4)
- Non-controlling interest
9.7
12.1 (8.6)
36.8
70.3
287.4
(308.1) (507.5)
639.3
(137.1)
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
September
2012
December
2011
September
2012
December
2011
Property, plant and equipment
68,484.8
62,682.8
8,281.1
7,710.1
Goodwill
4,458.9
4,458.9
539.2
548.5
Non-current assets
1,400.2
1,313.3
169.3
161.5
Investments
2,355.5
820.6
284.8
100.9
Deferred taxation
333.7
930.4
40.4
114.4
Current assets
13,768.2
14,076.0
1,664.9
1,731.3
- Other current assets
9,683.2
8,027.0
1,170.9
987.3
- Cash and deposits
4,085.0
6,049.0
494.0
744.0
Total assets
90,801.3
84,282.0
10,979.7
10,366.7
Shareholders’ equity
51,780.5
48,061.5
6,261.3
5,911.6
Deferred taxation
9,550.3
9,777.5
1,154.9
1,202.6
Long-term loans
16,456.5
11,062.3
1,989.9
1,360.7
Environmental rehabilitation provisions
3,355.3
3,190.3
405.7
392.4
Post-retirement health care provisions
17.0
16.8
2.1
2.1
Other long-term provisions
104.6
110.0
12.6
13.5
Current liabilities
9,537.1
12,063.6
1,153.2
1,483.8
- Other current liabilities
7,926.3
7,616.5
958.4
936.8
- Current portion of long-term loans
1,610.8
4,447.1
194.8
547.0
Total equity and liabilities
90,801.3
84,282.0
10,979.7
10,366.7
South African rand/US dollar conversion rate
8.27
8.13
South African rand/Australian dollar conversion rate
8.65
8.25

Net debt
13,982.3
9,460.4
1,690.7
1,163.7

Gold Fields Results
| 20
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
31,526.3
2,065.5
13,295.1
1,174.6
48,061.5
Total comprehensive income - 528.0 5,112.4 327.3
5,967.7
Profit for the period - - 5,112.4 182.3
5,294.7
Other comprehensive income - 528.0 - 145.0
673.0
Dividends paid - - (2,846.3) (28.9)
(2,875.2)
Share-based payments - 506.4 - -
506.4
Transactions with non-controlling interest - - (68.9) 0.7
(68.2)
Loans received from non-controlling interest - - - 174.2
174.2
Exercise of employee share options 14.1 - - -
14.1
Balance as at 30 September 2012
31,540.4
3,099.9
15,492.3
1,647.9
51,780.5
United States Dollars
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
4,597.9
(605.6)
1,774.8
144.5
5,911.6
Total comprehensive (expenses)/income - (34.0) 636.5 36.8
639.3
Profit for the period - - 636.5 22.7
659.2
Other comprehensive (expenses)/income - (34.0) - 14.1
(19.9)
Dividends paid - - (364.2) (3.5)
(367.7)
Share-based payments - 63.1 - -
63.1
Transactions with non-controlling interest - - (8.3) 0.1
(8.2)
Loans received from non-controlling interest - - - 21.4
21.4
Exercise of employee share options 1.8 - - -
1.8
Balance as at 30 September 2012
4,599.7
(576.5)
2,038.8
199.3
6,261.3
South African Rand
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
31,560.6
(38.3)
12,019.8
3,080.4
46,622.5
Total comprehensive income - 1,616.0 4,421.8 675.7
6,713.5
Profit for the period - - 4,421.8 675.3
5,097.1
Other comprehensive income - 1,616.0 - 0.4
1,616.4
Dividends paid - - (1,229.4) (154.2)
(1,383.6)
Share-based payments - 366.1 - -
366.1
Loans received from non-controlling interest - - - 152.5
152.5
Purchase of non-controlling interest - - (4,469.8) (2,660.9)
(7,130.7)
Treasury shares (81.4) - - -
(81.4)
Exercise of employee share options 29.6 - - -
29.6
Balance as at 30 September 2011
31,508.8
1,943.8
10,742.4
1,093.5
45,288.5
United States Dollars
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
4,602.7
207.4
1,640.6
456.4
6,907.1
Total comprehensive (expenses)/income - (844.4) 637.0 70.3
(137.1)
Profit for the period - - 637.0 97.3
734.3
Other comprehensive expenses - (844.4) - (27.0)
(871.4)
Dividends paid - - (174.9) (22.2)
(197.1)
Share-based payments - 52.8 - -
52.8
Loans received from non-controlling interest - - - 22.0
22.0
Purchase of non-controlling interest - - (657.6) (391.5)
(1,049.1)
Treasury shares (11.7) - - -
(11.7)
Exercise of employee share options 4.3 - - -
4.3
Balance as at 30 September 2011
4,595.3
(584.2)
1,445.1
135.0
5,591.2

|
Gold Fields Results
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Nine months to
September
2012
June
2012
September
2011
September
2012
September
2011
Cash flows from operating activities
1,449.0
4,194.5 5,056.5
8,385.7
10,793.2
Profit before royalties, tax and non-recurring items
2,618.1
3,107.6 3,853.5
9,029.3
9,022.1
Non-recurring items
93.9
(135.1) (167.2)
(120.1)
(350.4)
Amortisation and depreciation
1,591.3
1,577.0 1,377.4
4,690.3
3,894.6
South Deep BEE dividend paid
-
(20.0) -
(20.0)
(21.4)
Change in working capital
(1,336.0)
711.0 372.7
(1,144.0)
129.9
Royalties and taxation paid
(1,459.4)
(1,296.3) (689.0)
(4,391.3)
(2,335.9)
Other non-cash items
(58.9)
250.3 309.1
341.5
454.3
Dividends paid
(1,195.9)
(1.9) (870.5)
(2,899.3)
(1,442.2)
Owners of the parent
(1,169.0)
- (723.6)
(2,846.3)
(1,229.4)
Non-controlling interest holders
(26.9)
(1.9)
(146.9)
(53.0)
(212.8)
Cash flows from investing activities
(3,196.1)
(3,362.4) (3,161.1)
(10,047.3)
(14,613.2)
Capital expenditure – additions
(3,632.3)
(3,330.0) (2,607.4)
(9,612.0)
(6,961.0)
Capital expenditure – proceeds on disposal
8.7
0.9 0.6
11.3
17.5
Payment for FSE
-
- (534.6)
(833.8)
(534.6)
La Cima non-controlling interest buy-out
-
- -
(0.1)
(2,611.0)
Ghana non-controlling interest buy-out
-
- -
-
(4,519.7)
Talas non-controlling interest buy-out
(83.1)
-
-
(83.1)
-
Purchase of investments
-
(5.5) -
(6.5)
(0.7)
Proceeds on disposal of investments
513.9
4.3 13.3
522.6
36.8
Environmental and post-retirement health care payments
(3.3)
(32.1) (33.0)
(45.7)
(40.5)
Cash flows from financing activities
284.2
371.2 (1,431.3)
2,399.8
3,641.7
Loans received
1,780.0
6,232.3 400.0
9,846.1
7,499.1
Loans repaid
(1,592.8)
(5,904.9) (1,905.2)
(7,634.6)
(4,039.5)
Non-controlling interest holders’ loans received
94.8
33.6 64.0
174.2
152.5
Shares issued
2.2
10.2 9.9
14.1
29.6
Net cash (outflow)/inflow
(2,658.8)
1,201.4 (406.4)
(2,161.1)
(1,620.5)
Translation adjustment
75.2
315.3 496.1
197.1
591.4
Cash at beginning of period
6,668.6
5,151.9 4,345.0
6,049.0
5,463.8
Cash at end of period
4,085.0
6,668.6 4,434.7
4,085.0
4,434.7
Cash flow from operating activities less capital expenditure – additions
(2,183.3)
864.5 2,449.1
(1,226.3)
3,832.2
United States Dollars
Quarter
Nine months to
September
2012
June
2012
September
2011
September
2012
September
2011
Cash flows from operating activities
172.3
514.0 716.5
1,046.1
1,549.6
Profit before royalties, tax and non-recurring items
314.9
384.4 548.7
1,124.4
1,299.9
Non-recurring items
12.0
(16.8) (23.9)
(15.0)
(50.5)
Amortisation and depreciation
192.8
195.4 195.3
584.1
561.2
South Deep BEE dividend paid
-
(2.5) -
(2.5)
(3.1)
Change in working capital
(166.7)
91.0 54.0
(142.5)
18.7
Royalties and taxation paid
(172.6)
(168.8) (102.0)
(544.9)
(342.1)
Other non-cash items
(8.1)
31.3 44.4
42.5
65.5
Dividends paid
(146.0)
(0.2) (122.8)
(370.7)
(205.8)
Owners of the parent
(142.7)
- (101.7)
(364.2)
(174.9)
Non-controlling interest holders
(3.3)
(0.2) (21.1)
(6.5)
(30.9)
Cash flows from investing activities
(387.2)
(418.2) (439.0)
(1,257.0)
(2,116.2)
Capital expenditure – additions
(442.0)
(414.0) (370.2)
(1,197.0)
(1,003.0)
Capital expenditure – proceeds on disposal
1.1
0.1 -
1.4
2.5
Payment for FSE
-
-
(66.0)
(110.0)
(66.0)
La Cima non-controlling interest buy-out
-
- -
-
(382.1)
Ghana non-controlling interest buy-out
-
- -
-
(667.0)
Talas non-controlling interest buy-out
(10.0)
- -
(10.0)
-
Purchase of investments
-
(0.7) -
(0.8)
(0.1)
Proceeds on disposal of investments
64.0
0.5 1.9
65.1
5.3
Environmental and post-retirement health care payments
(0.3)
(4.1) (4.7)
(5.7)
(5.8)
Cash flows from financing activities
33.9
46.4 (184.5)
310.3
549.6
Loans received
215.2
793.0 56.7
1,250.1
1,084.9
Loans repaid
(193.0)
(752.0) (251.7)
(963.0)
(561.6)
Non-controlling interest holders’ loans received
11.4
4.1 9.1
21.4
22.0
Shares issued
0.3
1.3 1.4
1.8
4.3
Net cash (outflow)/inflow
(327.0)
142.0 (29.8)
(271.3)
(222.8)
Translation adjustment
26.2
(26.9) (53.3)
21.3
(39.2)
Cash at beginning of period
794.8
679.7 630.6
744.0
809.5
Cash at end of period
494.0
794.8 547.5
494.0
547.5
Cash flow from operating activities less capital expenditure – additions
(269.7)
100.0 346.3
(150.9)
546.6

Gold Fields Results
| 22
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Nine months to
September
2012
June
2012
September
2011
September
2012
September
2011
Net earnings
1,424.3
1,606.4 2,054.6
5,112.4
4,421.8
Profit on sale of investments
(226.2)
- -
(226.2)
-
(Profit)/loss on sale of assets
(0.4)
(0.7) (0.4)
(2.8)
3.3
Taxation effect on sale of assets
0.3
0.4 -
1.0
(0.6)
Impairment of investments and assets
1.6
73.9 0.2
92.8
1.4
Headline earnings
1,199.6
1,680.0 2,054.4
4,977.2
4,425.9
Headline earnings per share – cents
165
230 284
685
613
Based on headline earnings as given above divided by 728,713,370 (June 2012 –
728,425,816 and September 2011 – 723,159,600) being the weighted average number of ordinary shares in issue.
United States Dollars
Quarter
Nine months to
September
2012
June
2012
September
2011
September
2012
September
2011
Net earnings
170.7
198.0 293.0
636.5
637.0
Profit on sale of investments
(28.2)
- -
(28.2)
-
(Profit)/loss on sale of assets
-
(0.1) -
(0.3)
0.5
Taxation effect on sale of assets
-
- -
0.1
(0.1)
Impairment of investments and assets
0.1
9.3 -
11.6
0.2
Headline earnings
142.6
207.2 293.0
619.7
637.6
Headline earnings per share – cents
19
29 40
85
88
Based on headline earnings as given above divided by 728,713,370 (June 2012 –
728,425,816 and September 2011 – 723,159,600) being the weighted average number of ordinary shares in issue.
Hedging/Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
South Africa forward exchange contracts*
South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies. Outstanding at the end of September 2012:
· AUD1.5 million with a mark to market value of USD0.01 million
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Australia - Diesel hedge*
St Ives Gold Mining Company (Pty) Ltd entered into a Gasoil 10PPM FOB Singapore contract for 10,000 barrels per month effective 1 August 2012 until
31 January 2013 at a fixed price of USD118.90 per barrel. Outstanding at the end of September 2012:
· 50,000 barrels with a mark to market value of USD0.6 million
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Debt maturity ladder
Figures are in millions unless otherwise stated
31 Dec 2012
31 Dec 2013
31 Dec 2014
1 Jan 2015
to
31 Dec 2020
Total
Committed loan facilities (including US$ bond)
Rand million 1,000.0 500.0 - 2,000.0
3,500.0
US dollar million 10.0 48.0 75.0 2,518.5
2,651.5
Dollar debt translated to rand 82.7 397.0 620.3 20,828.1
21,928.1
Total (R’m)
1,082.7
897.0
620.3
22,828.1
25,428.1
Utilisation – Uncommitted and committed loan facilities (including US$ bond)
Rand million 1,280.0 - - 1,500.0
2,780.0
US dollar million 10.0 40.0 40.0 1,758.5
1,848.5
Dollar debt translated to rand 82.7 330.8 330.8 14,543.0
15,287.3
Total (R’m)
1,362.7
330.8
330.8
16,043.0
18,067.3
Long-term loans per balance sheet (R’m)
16,456.5
Current portion of long-term loans per balance sheet (R’m)
1,610.8
Total loans per balance sheet (R’m)
18,067.3
Exchange rate: US$1 = R8.27 being the closing rate at the end of the September 2012 quarter.

|
Gold Fields Results
Operating and financial results
South African Rand

Total
Mine
Operations
South Africa Region
Total
KDC
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
September 2012
13,564
3,633
2,164
879
590
June 2012 14,339
3,829 2,396 894 539
Year to date 42,751
11,404 7,075 2,761 1,568
Yield (grams per tonne)
September 2012
1.9
3.3
3.4
2.7
3.8
June 2012 1.9
3.6 3.6 2.8 4.5
Year to date 1.9
3.3 3.4 2.7 4.1
Gold produced (kilograms)
September 2012
25,922
12,043
7,411
2,415
2,217
June 2012 27,524
13,595 8,698 2,477 2,420
Year to date 79,914
37,689 23,874 7,354 6,461
Gold sold (kilograms)
September 2012
25,921
12,043
7,411
2,415
2,217
June 2012 27,407
13,595 8,698 2,477 2,420
Year to date
80,046
37,689 23,874 7,354 6,461
Gold price received (Rand per kilogram)
September 2012
439,597
435,996
435,825
437,226
435,228
June 2012
414,642
421,846 421,223 422,891 423,017
Year to date 424,322
425,347 424,826 426,353 426,126
Total cash cost (Rand per kilogram)
September 2012
243,143
296,205
297,085
297,019
292,377
June 2012 220,546
248,503 242,596 273,436 244,215
Year to date 226,825
268,723 263,701 276,720 278,177
Notional cash expenditure (Rand per kilogram)
September 2012
380,229
420,335
390,163
368,654
577,492
June 2012 333,854
353,733 311,163 347,679 512,934
Year to date 343,176
380,925 339,348 341,474 579,461
Operating costs (Rand per tonne)
September 2012
471
989
1,026
813
1,112
June 2012 423
874 866 753 1,111
Year to date
428
886 886 731 1,162
Financial Results (Rand million)
Revenue
September 2012
11,394.8
5,250.7
3,229.9
1,055.9
964.9
June 2012
11,364.1
5,735.0 3,663.8 1,047.5 1,023.7
Year to date 33,965.3
16,030.9 10,142.3 3,135.4 2,753.2
Net operating costs
September 2012
(6,290.2)
(3,591.6)
(2,220.5)
(714.8)
(656.3)
June 2012 (5,973.1)
(3,345.7) (2,073.8) (673.2) (598.7)
Year to date (18,037.1)
(10,105.7) (6,265.1) (2,018.2) (1,822.4)
- Operating costs
September 2012
(6,393.1)
(3,591.6)
(2,220.5)
(714.8)
(656.3)
June 2012 (6,067.0)
(3,345.7) (2,073.8) (673.2) (598.7)
Year to date (18,317.4)
(10,105.7) (6,265.1) (2,018.2) (1,822.4)
- Gold inventory change
September 2012
102.9
-
-
-
-
June 2012 93.9
- - - -
Year to date
280.3
- - - -
Operating profit
September 2012
5,104.6
1,659.1
1,009.4
341.1
308.6
June 2012
5,391.0
2,389.3 1,590.0 374.3 425.0
Year to date 15,928.2
5,925.2 3,877.2 1,117.2 930.8
Amortisation of mining assets
September 2012
(1,555.4)
(749.0)
(425.4)
(144.0)
(179.6)
June 2012 (1,540.0)
(793.9) (489.1) (140.4) (164.4)
Year to date (4,581.1)
(2,240.4) (1,318.9) (429.4) (492.1)
Net operating profit
September 2012
3,549.2
910.1
584.0
197.1
129.0
June 2012 3,851.0
1,595.4 1,100.9 233.9 260.6
Year to date 11,347.1
3,684.8 2,558.3 687.8 438.7
Other expenses
September 2012
(238.5)
(104.9)
(68.5)
(17.1)
(19.3)
June 2012 (241.7)
(95.0) (61.3) (14.1) (19.6)
Year to date (615.9)
(280.1) (177.4) (44.1) (58.6)
Profit before royalties and taxation
September 2012
3,310.7
805.2
515.5
180.0
109.7
June 2012 3,609.3
1,500.4 1,039.6 219.8 241.0
Year to date 10,731.2
3,404.7 2,380.9 643.7 380.1
Royalties, mining and income taxation
September 2012
(1,176.2)
(211.8)
(116.5)
(58.1)
(37.2)
June 2012 (1,261.8)
(490.5) (346.0) (71.5) (73.0)
Year to date (3,490.0)
(36.7) 34.2 22.5 (93.4)
- Normal taxation
September 2012
(533.7)
(33.6)
(2.6)
(31.0)
-
June 2012 (712.4)
(247.7) (206.7) (41.0) -
Year to date (2,004.4)
(482.3) (350.8) (131.5) -
- Royalties
September 2012
(278.3)
(57.8)
(34.5)
(18.4)
(4.9)
June 2012 (332.9)
(115.6) (89.8) (20.7) (5.1)
Year to date (929.5)
(267.2) (188.9) (64.5) (13.8)
- Deferred taxation
September 2012
(364.2)
(120.4)
(79.4)
(8.7)
(32.3)
June 2012 (216.5)
(127.2) (49.5) (9.8) (67.9)
Year to date (556.1)
712.8 573.9 218.5 (79.6)
Profit before non-recurring items
September 2012
2,134.5
593.4
399.0
121.9
72.5
June 2012 2,347.5
1,009.9 693.6 148.3 168.0
Year to date 7,241.2
3,368.0 2,415.1 666.2 286.7
Non-recurring items
September 2012
(135.6)
(85.7)
(63.9)
(0.5)
(21.3)
June 2012 (57.5)
(41.0) (13.9) (2.3) (24.8)
Year to date (261.5)
(179.3) (107.8) (5.7) (65.8)
Net profit
September 2012
1,998.9
507.7
335.1
121.4
51.2
June 2012 2,290.0
968.9 679.7 146.0 143.2
Year to date 6,979.7
3,188.7 2,307.3 660.5 220.9
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
September 2012
2,085.3
568.5
380.7
121.8
66.0
June 2012 2,396.3
997.8 689.6 147.6 160.6
Year to date 7,222.6
3,315.5 2,384.0 664.6 266.9
Capital expenditure
September 2012
(3,463.2)
(1,470.5)
(671.0)
(175.5)
(624.0)
June 2012 (3,122.0)
(1,463.3) (632.7) (188.0) (642.6)
Year to date (9,107.2)
(4,251.0) (1,836.5) (493.0) (1,921.5)

Gold Fields Results
| 24
Operating and financial results
South African Rand
West Africa Region
South
America
Region
Australasia Region
#
Ghana
Peru
Australia
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
September 2012
6,244
5,151
1,093
1,569
2,118
1,853
265
June 2012 6,826 5,893 933 1,668 2,016 1,761 255
Year to date 20,303 17,057 3,246 4,913 6,131 5,387 744
Yield (grams per tonne)
September 2012
1.0
1.0
1.1
1.6
2.3
1.8
5.6
June 2012
1.0 0.9 1.3 1.6 2.3 2.0 4.5
Year to date 1.0 1.0 1.2 1.5 2.3 2.0 5.1
Gold produced (kilograms)
September 2012
6,511
5,269
1,242
2,573
4,795
3,316
1,479
June 2012 6,672 5,485 1,187 2,642 4,615 3,459 1,156
Year to date 20,327 16,519 3,808 7,594 14,304 10,518 3,786
Gold sold (kilograms)
September 2012
6,511
5,269
1,242
2,572
4,795
3,316
1,479
June 2012
6,672 5,485 1,187 2,525 4,615 3,459 1,156
Year to date 20,327 16,519 3,808 7,726 14,304 10,518 3,786
Gold price received (Rand per kilogram)
September 2012
439,579
439,856
438,406
459,914
437,769
439,747
433,333
June 2012 418,870 418,979 418,366 355,168 419,848 420,266 418,599
Year to date 425,813 425,746 426,103 412,490 425,895 426,573 424,010
Total cash cost (Rand per kilogram)
September 2012
200,246
187,094
256,039
125,855
231,032
244,813
200,135
June 2012
187,080 171,759 257,877 125,030 238,830 238,306 240,398
Year to date
181,935 168,624 239,680 128,139 233,522 236,243 225,964
Notional cash expenditure (Rand per kilogram)
September 2012
327,799
298,064
453,945
220,132
436,601
499,035
296,619
June 2012 302,998 267,657 466,302 183,460 406,002 409,569 395,329
Year to date 294,588 263,781 428,230 196,695 390,527 408,519 340,544
Operating costs (Rand per tonne)
September 2012
209
192
289
230
537
443
1,188
June 2012
192 168 343 192 543 460 1,112
Year to date 190 172 289 202 547 456 1,210
Financial Results (Rand million)
Revenue
September 2012
2,862.1
2,317.6
544.5
1,182.9
2,099.1
1,458.2
640.9
June 2012 2,794.7 2,298.1 496.6 896.8 1,937.6 1,453.7 483.9
Year to date
8,655.5 7,032.9 1,622.6 3,186.9 6,092.0 4,486.7 1,605.3
Net operating costs
September 2012
(1,274.2)
(960.9)
(313.3)
(302.1)
(1,122.3)
(822.2)
(300.1)
June 2012 (1,224.4) (916.5) (307.9) (281.5) (1,121.5) (837.0) (284.5)
Year to date (3,602.5) (2,702.0) (900.5) (925.0) (3,403.9) (2,526.7) (877.2)
- Operating costs
September 2012
(1,304.1)
(988.7)
(315.4)
(360.8)
(1,136.6)
(821.7)
(314.9)
June 2012 (1,307.7) (988.0) (319.7) (319.6) (1,094.0) (810.4) (283.6)
Year to date
(3,864.9) (2,926.9) (938.0) (991.3) (3,355.5) (2,455.4) (900.1)
- Gold inventory change
September 2012
29.9
27.8
2.1
58.7
14.3
(0.5)
14.8
June 2012 83.3 71.5 11.8 38.1 (27.5) (26.6) (0.9)
Year to date 262.4 224.9 37.5 66.3 (48.4) (71.3) 22.9
Operating profit
September 2012
1,587.9
1,356.7
231.2
880.8
976.8
636.0
340.8
June 2012 1,570.3 1,381.6 188.7 615.3 816.1 616.7 199.4
Year to date
5,053.0 4,330.9 722.1 2,261.9 2,688.1 1,960.0 728.1
Amortisation of mining assets
September 2012
(316.1)
(254.0)
(62.1)
(88.1)
(402.2)
June 2012 (287.6) (233.9) (53.7) (91.5) (367.0)
Year to date (899.8) (726.8) (173.0) (279.6) (1,161.3)
Net operating profit
September 2012
1,271.8
1,102.7
169.1
792.7
574.6
June 2012 1,282.7 1,147.7 135.0 523.8 449.1
Year to date 4,153.2 3,604.1 549.1 1,982.3 1,526.8
Other expenses
September 2012
(41.1)
(22.3)
(18.8)
(56.4)
(36.1)
June 2012 (69.1) (51.1) (18.0) (58.1) (19.5)
Year to date (167.1) (114.1) (53.0) (112.6) (56.1)
Profit before royalties and taxation
September 2012
1,230.7
1,080.4
150.3
736.3
538.5
June 2012 1,213.6 1,096.6 117.0 465.7 429.6
Year to date 3,986.1 3,490.0 496.1 1,869.7 1,470.7
Royalties, mining and income taxation
September 2012
(505.0)
(455.4)
(49.6)
(261.9)
(197.5)
June 2012 (528.4) (469.7) (58.7) (82.1) (160.8)
Year to date (2,292.8) (2,016.4) (276.4) (612.2) (548.3)
- Normal taxation
September 2012
(272.8)
(305.5)
32.7
(227.3)
-
June 2012 (326.4) (317.1) (9.3) (138.3) -
Year to date (958.2) (943.6) (14.6) (563.9) -
- Royalties
September 2012
(143.0)
(115.8)
(27.2)
(24.0)
(53.5)
June 2012 (139.7) (114.9) (24.8) (32.8) (44.8)
Year to date (432.7) (351.6) (81.1) (79.3) (150.3)
- Deferred taxation
September 2012
(89.2)
(34.1)
(55.1)
(10.6)
(144.0)
June 2012 (62.3) (37.7) (24.6) 89.0 (116.0)
Year to date (901.9) (721.2) (180.7) 31.0 (398.0)
Profit before non-recurring items
September 2012
725.7
625.0
100.7
474.4
341.0
June 2012 685.2 626.9 58.3 383.6 268.8
Year to date 1,693.3 1,473.6 219.7 1,257.5 922.4
Non-recurring items
September 2012
(34.5)
(8.2)
(26.3)
(0.1)
(15.3)
June 2012 (10.8) (1.6) (9.2) 0.1 (5.8)
Year to date (54.5) (9.8) (44.7) (6.8) (20.9)
Net profit
September 2012
691.2
616.8
74.4
474.3
325.7
June 2012 674.4 625.3 49.1 383.7 263.0
Year to date 1,638.8 1,463.8 175.0 1,250.7 901.5
Normalised earnings - net earnings excluding gains and
losses on foreign exchange, financial instruments, non-
recurring items and share of results of associates after
royalties and taxation
September 2012
713.1
620.8
92.3
463.5
340.2
June 2012 704.0 643.8 60.2 432.0 262.5
Year to date 1,708.9 1,495.8 213.1 1,282.3 915.9
Capital expenditure
September 2012
(830.2)
(581.8)
(248.4)
(205.6)
(956.9)
(833.1)
(123.8)
June 2012
(713.9) (480.1) (233.8) (165.1) (779.7) (606.3) (173.4)
Year to date (2,123.2) (1,430.5) (692.7) (502.4) (2,230.6) (1,841.4) (389.2)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

|
Gold Fields Results
Operating and financial results
United States Dollars

Total
Mine
Operations
South Africa Region
Total
KDC
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
September 2012
13,564
3,633
2,164
879
590
June 2012 14,339 3,829 2,396 894 539
Year to date 42,751 11,404 7,075 2,761 1,568
Yield (ounces per tonne)
September 2012
0.061
0.107
0.110
0.088
0.121
June 2012
0.062 0.114 0.117 0.089 0.144
Year to date
0.060 0.106 0.108 0.086 0.132
Gold produced (000 ounces)
September 2012
833.4
387.2
238.3
77.6
71.3
June 2012 884.9 437.1 279.6 79.6 77.8
Year to date 2,569.3 1,211.8 767.6 236.4 207.7
Gold sold (000 ounces)
September 2012
833.4
387.2
238.3
77.6
71.3
June 2012 881.2 437.1 279.6 79.6 77.8
Year to date 2,573.5 1,211.8 767.6 236.4 207.7
Gold price received (dollars per ounce)
September 2012
1,655
1,642
1,641
1,646
1,639
June 2012 1,600 1,628 1,625 1,632 1,632
Year to date 1,644 1,648 1,646 1,651 1,651
Total cash cost (dollars per ounce)
September 2012
916
1,115
1,119
1,118
1,101
June 2012 851 959 936 1,055 942
Year to date
879 1,041 1,021 1,072 1,077
Notional cash expenditure (dollars per ounce)
September 2012
1,432
1,583
1,469
1,388
2,175
June 2012
1,288 1,365 1,201 1,342 1,979
Year to date
1,329 1,475 1,314 1,323 2,244
Operating costs (dollars per tonne)
September 2012
57
120
124
98
135
June 2012 52 108 107 93 138
Year to date 53 110 110 91 145
Financial Results ($ million)
Revenue
September 2012
1,380.0
635.3
390.3
128.0
117.1
June 2012 1,407.5 711.8 454.7 129.7 127.4
Year to date 4,229.8 1,996.4 1,263.1 390.5 342.9
Net operating costs
September 2012
(763.0)
(436.0)
(269.5)
(86.7)
(79.7)
June 2012 (740.1) (414.7) (257.0) (83.5) (74.2)
Year to date
(2,246.2) (1,258.5) (780.2) (251.3) (226.9)
- Operating costs
September 2012
(775.5)
(436.0)
(269.5)
(86.7)
(79.7)
June 2012
(751.8) (414.7) (257.0) (83.5) (74.2)
Year to date (2,281.1) (1,258.5) (780.2) (251.3) (226.9)
- Gold inventory change
September 2012
12.5
-
-
-
-
June 2012 11.7 - - - -
Year to date 34.9 - - - -
Operating profit
September 2012
617.0
199.3
120.7
41.2
37.3
June 2012 667.4 297.1 197.6 46.3 53.2
Year to date 1,983.6 737.9 482.8 139.1 115.9
Amortisation of mining assets
September 2012
(188.2)
(90.5)
(51.3)
(17.4)
(21.8)
June 2012 (190.8) (98.5) (60.8) (17.4) (20.4)
Year to date
(570.5) (279.0) (164.2) (53.5) (61.3)
Net operating profit
September 2012
428.8
108.8
69.4
23.9
15.5
June 2012
476.6 198.6 136.9 28.9 32.8
Year to date 1,413.1 458.9 318.6 85.7 54.6
Other expenses
September 2012
(29.1)
(12.8)
(8.4)
(2.1)
(2.3)
June 2012 (30.2) (11.8) (7.6) (1.7) (2.4)
Year to date (76.7) (34.9) (22.1) (5.5) (7.3)
Profit before royalties and taxation
September 2012
399.7
96.0
61.0
21.8
13.2
June 2012 446.4 186.8 129.2 27.2 30.4
Year to date 1,336.4 424.0 296.5 80.2 47.3
Royalties, mining and income taxation
September 2012
(142.2)
(26.6)
(14.6)
(7.3)
(4.6)
June 2012 (156.8) (63.6) (44.9) (9.4) (9.3)
Year to date (434.6) (4.6) 4.3 2.8 (11.6)
- Normal taxation
September 2012
(63.8)
(3.4)
0.3
(3.7)
-
June 2012
(88.1) (30.8) (25.8) (5.0) -
Year to date
(249.6) (60.1) (43.7) (16.4) -
- Royalties
September 2012
(33.5)
(6.8)
(4.0)
(2.1)
(0.6)
June 2012 (41.3) (14.4) (11.2) (2.6) (0.6)
Year to date (115.8) (33.3) (23.5) (8.0) (1.7)
- Deferred taxation
September 2012
(45.0)
(16.4)
(10.9)
(1.5)
(4.0)
June 2012 (27.4) (18.4) (8.0) (1.8) (8.6)
Year to date (69.3) 88.8 71.5 27.2 (9.9)
Profit before non-recurring items
September 2012
257.4
69.4
46.4
14.5
8.6
June 2012 289.7 123.2 84.4 17.8 21.1
Year to date 901.8 419.4 300.8 83.0 35.7
Non-recurring items
September 2012
(16.7)
(10.4)
(7.8)
-
(2.6)
June 2012 (7.1) (5.0) (1.7) (0.3) (3.1)
Year to date
(32.6) (22.3) (13.4) (0.7) (8.2)
Net profit
September 2012
240.8
59.0
38.5
14.5
6.0
June 2012 282.6 118.2 82.7 17.5 18.0
Year to date 869.2 397.1 287.3 82.3 27.5
Normalised earnings - net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
September 2012
253.8
66.1
44.0
14.3
7.8
June 2012 292.9 121.7 83.9 17.7 20.2
Year to date 899.5 412.9 296.9 82.8 33.2
Capital expenditure
September 2012
(421.4)
(178.3)
(81.5)
(21.3)
(75.5)
June 2012 (388.0) (181.5) (78.6) (23.4) (79.5)
Year to date (1,134.1) (524) (228.7) (61.4) (239.3)
Average exchange rates were US$1 = R8.26 and US$1 = R8.06 for the September 2012 and June 2012 quarters respectively.
The Australian dollar exchange rates were A$1 = R8.56 and A$1 = R8.16 for the September 2012 and June 2012 quarters respectively.

Gold Fields Results
| 26
Operating and financial results
United States Dollars
West Africa Region
South
America
Region
Australasia Region
Australian
Dollars
Ghana
Peru
Australia
#
Australasia Region
#
Total
Tarkwa       Damang
Cerro
Corona
Total
St Ives
Agnew
Total
St Ives
Agnew
Operating Results
Ore milled/treated
September 2012
6,244
5,151
1,093
1,569
2,118
1,853
265
2,118
1,853
265
(000 tonnes) June 2012 6,826 5,893 933
1,668
2,016 1,761 255 2,016 1,761 255
Year to date
20,303 17,057 3,246 4,913 6,131 5,387 744 6,131 5,387 744
Yield (ounces per tonne)
September 2012
0.034
0.033
0.037
0.053
0.073
0.058
0.179
0.073
0.058
0.179
June 2012 0.031 0.030 0.041 0.051 0.074 0.063 0.146 0.074 0.063 0.146
Year to date
0.032 0.031 0.038 0.050 0.075 0.063 0.164 0.075 0.063 0.164
Gold produced (000 ounces)
September 2012
209.3
169.4
39.9
82.7
154.2
106.6
47.6
154.2
106.6
47.6
June 2012 214.5 176.3 38.2 84.9 148.4 111.2 37.2 148.4 111.2 37.2
Year to date
653.5 531.1 122.4 244.2 459.9 338.2 121.7 459.9 338.2 121.7
Gold sold (000 ounces)
September 2012
209.3
169.4
39.9
82.7
154.2
106.6
47.6
154.2
106.6
47.6
June 2012 214.5 176.3 38.2 81.2 148.4 111.2 37.2 148.4 111.2 37.2
Year to date
653.5 531.1 122.4 248.4 459.9 338.2 121.7 459.9 338.2 121.7
Gold price received
September 2012
1,655
1,656
1,651
1,732
1,648
1,656
1,632
1,591
1,598
1,575
(dollars per ounce) June 2012 1,616 1,617 1,614 1,371 1,620 1,622 1,615 1,600 1,602 1,596
Year to date 1,649 1,649 1,650 1,598 1,650 1,652 1,642 1,596 1,599 1,589
Total cash cost
September 2012
754
705
964
474
870
922
754
839
890
727
(dollars per ounce) June 2012 722 663 995 482 922 920 928 910 908 916
Year to date
705 653 928 496 905 915 875 875 885 847
Notional cash expenditure
September 2012
1,234
1,122
1,709
829
1,644
1,879
1,117
1,586
1,813
1,078
(dollars per ounce) June 2012 1,169 1,033 1,799 708 1,567 1,581 1,526 1,548 1,561 1,507
Year to date 1,141 1,022 1,659 762 1,513 1,582 1,319 1,463 1,531 1,276
Operating costs
September 2012
25
23
35
28
65
54
144
63
52
139
(dollars per tonne) June 2012 24 21 43 24 67 57 138 67 56 136
Year to date
24 21 36 25 68 57 151 66 55 146
Financial Results ($ million)
Revenue
September 2012
346.4
280.4
66.0
143.9
254.6
176.3
78.2
245.9
170.4
75.5
June 2012
345.6 284.3 61.3 110.5 239.6 179.7 59.9 237.2 177.9 59.2
Year to date
1,077.9 875.8 202.1 396.9 758.7 558.7 199.9 734.0 540.6 193.4
Net operating costs
September 2012
(154.6)
(116.6)
(38.0)
(36.6)
(135.8)
(99.5)
(36.3)
(131.2)
(96.0)
(35.2)
June 2012 (151.9) (113.7) (38.2) (34.7) (138.8) (103.6) (35.2) (137.3) (102.5) (34.8)
Year to date (448.6) (336.5) (112.1) (115.2) (423.9) (314.7) (109.2) (410.1) (304.4) (105.7)
- Operating costs
September 2012
(157.9)
(119.7)
(38.2)
(43.8)
(137.7)
(99.5)
(38.2)
(133.1)
(96.1)
(36.9)
June 2012 (162.1) (122.4) (39.6) (39.6) (135.4) (100.3) (35.1) (133.9) (99.2) (34.7)
Year to date
(481.3) (364.5) (116.8) (123.4) (417.9) (305.8) (112.1) (404.3) (295.8) (108.4)
- Gold inventory change
September 2012
3.3
3.1
0.2
7.3
1.9
-
1.9
1.9
0.1
1.8
June 2012 10.2 8.7 1.4 4.9 (3.4) (3.3) (0.1) (3.4) (3.3) (0.1)
Year to date 32.7 28.0 4.7 8.3 (6.0) (8.9) 2.9 (5.8) (8.6) 2.8
Operating profit
September 2012
191.8
163.8
27.9
107.3
118.8
76.9
41.9
114.7
74.3
40.3
June 2012 193.7 170.6 23.1 75.8 100.9 76.1 24.7 99.9 75.5 24.4
Year to date
629.3 539.3 89.9 281.7 334.8 244.1 90.7 323.9 236.1 87.7
Amortisation of mining assets
September 2012
(38.4)
(30.8)
(7.5)
(10.6)
(48.7)
(47.1)
June 2012 (35.6) (29.0) (6.6) (11.3) (45.4) (44.9)
Year to date (112.1) (90.5) (21.5) (34.8) (144.6) (139.9)
Net operating profit
September 2012
153.4
133.0
20.4
96.6
70.0
67.6
June 2012 158.1 141.6 16.4 64.5 55.5 55.0
Year to date
517.2 448.8 68.4 246.9 190.1 184.0
Other expenses
September 2012
(4.9)
(2.6)
(2.3)
(6.9)
(4.5)
(4.4)
June 2012 (8.6) (6.4) (2.2) (7.3) (2.5) (2.4)
Year to date (20.8) (14.2) (6.6) (14.0) (7.0) (6.8)
Profit before royalties and
September 2012
148.5
130.4
18.1
89.7
65.6
63.2
taxation
June 2012
149.5 135.3 14.2 57.2 53.0 52.6
Year to date
496.4 434.6 61.8 232.8 183.2 177.2
Royalties, mining and income
taxation
September 2012
(59.6)
(53.9)
(5.7)
(32.0)
(24.0)
(23.3)
June 2012 (63.6) (56.6) (7.0) (9.7) (19.8) (19.7)
Year to date (285.5) (251.1) (34.4) (76.2) (68.3) (66.1)
- Normal taxation
September 2012
(32.7)
(36.9)
4.2
(27.7)
-
-
June 2012
(40.3) (39.3) (1.1) (17.0) - -
Year to date
(119.3) (117.5) (1.8) (70.2) - -
- Royalties
September 2012
(17.3)
(14.0)
(3.3)
(2.9)
(6.5)
(6.3)
June 2012 (17.3) (14.2) (3.1) (4.1) (5.5) (5.5)
Year to date (53.9) (43.8) (10.1) (9.9) (18.7) (18.1)
- Deferred taxation
September 2012
(9.6)
(3.0)
(6.6)
(1.4)
(17.5)
(17.0)
June 2012
(6.0) (3.2) (2.9) 11.4 (14.3) (14.2)
Year to date
(112.3) (89.8) (22.5) 3.9 (49.6) (48.0)
Profit before
September 2012
88.9
76.5
12.4
57.7
(41.6)
39.9
non-recurring items
June 2012 85.8 78.6 7.2 47.5 33.2 32.9
Year to date 210.9 183.5 27.4 156.6 114.9 111.1
Non-recurring items
September 2012
(4.3)
(1.0)
(3.3)
-
(1.9)
(1.8)
June 2012
(1.3) (0.2) (1.1) - (0.7) (0.7)
Year to date
(6.8) (1.2) (5.6) (0.8) (2.6) (2.5)
Net profit
September 2012
84.6
75.5
9.1
57.6
(39.7)
38.1
June 2012 84.5 78.4 6.1 47.5 32.4 32.2
Year to date
204.1 182.3 21.8 155.8 112.3 108.6
Normalised earnings - net earnings
excluding gains and losses on foreign
exchange, financial instruments, non-
recurring items and share of results of
associates after royalties and taxation
September 2012
87.0
75.8
11.2
59.3
41.4
39.9
June 2012
88.2 80.7 7.5 50.6 32.4 32.1
Year to date
212.8 186.3 26.5 159.7 114.1 110.3
Capital expenditure
September 2012
(101.1)
(70.9)
(30.2)
(25.1)
(117.0)
(102.0)
(15.0)
(113.0)
(98.6)
(14.5)
June 2012 (88.7) (59.7) (29.0) (20.5) (97.2) (75.6) (21.7) (95.4) (74.2) (21.2)
Year to date (264.4) (178.1) (86.3) (62.6) (277.8) (229.3) (48.5) (268.7) (221.9) (46.9)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

|
Gold Fields Results
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Total
Mine
Operations
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
(1)
Sept 2012
(6,393.1)
(3,591.6)       (2,220.5)
(714.8)
(656.3)
(1,304.1)
(988.7)
(315.4)
(360.8)
(1,136.6)
(821.7)
(314.9)
June 2012 (6,067.0) (3.345.7)       (2,073.8) (673.2) (598.7) (1,307.7) (988.0) (319.7) (319.6) (1,094.0) (810.4) (283.6)
Year to date (18,317.4) (10,105.7)       (6,265.1) (2,018.2)       (1,822.4) (3,864.9)      (2,926.9) (938.0) (991.3) (3,355.5)      (2,455.4) (900.1)
Gold-in-process and
Sept 2012
95.1
-
-
-
-
25.0
23.8
1.2
57.5
12.6
(0.4)
13.0
inventory change* June 2012 97.2 - - - - 85.2 70.6 14.6 30.5 (18.5) (19.4) 0.9
Year to date 276.2 - - - - 243.1 211.0 32.1 65.8 (32.7) (52.2) 19.5
Less:
Sept 2012
(33.3)
(14.6)
(9.0)
(3.5)
(2.1)
(9.0)
(7.3)
(1.7)
(2.1)
(7.6)
(6.1)
(1.5)
Rehabilitation costs June 2012 (31.6) (14.4) (8.8) (3.6) (2.0) (7.9) (6.3) (1.6) (2.1) (7.2) (5.8) (1.4)
Year to date (98.2) (43.4) (26.6) (10.7) (6.1) (26.6) (21.7) (4.9) (6.2) (22.0) (17.7) (4.3)
General and admin
Sept 2012
(240.5)
(67.6)
(44.3)
(12.4)
(10.9)
(109.3)
(87.6)
(21.7)
(1.5)
(62.1)
(41.8)
(20.3)
June 2012 (226.6) (68.5) (44.7) (13.0) (10.8) (106.1) (83.9) (22.2) (4.1) (47.9) (33.4) (14.5)
Year to date (716.1) (201.6) (131.8) (37.0) (32.8) (329.7) (260.3) (69.4) (8.6) (176.2) (117.4) (58.8)
Plus:
Sept 2012
(278.3)
(57.8)
(34.5)
(18.4)
(4.9)
(143.0)
(115.8)
(27.2)
(24.0)
(53.5)
(37.6)
(15.9)
Royalties June 2012 (332.9) (115.6) (89.8) (20.7) (5.1) (139.7) (114.9) (24.8) (32.8) (44.8) (33.7) (11.1)
Year to date (929.5) (267.2) (188.9) (64.5) (13.8) (432.7) (351.6) (81.1) (79.3) (150.3) (112.3) (38.0)
TOTAL CASH COST
(2)
Sept 2012
(6,302.5)
(3,567.2)     (2,201.7)
(717.3)
(648.2)
(1,303.8)
(985.8)
(318.0)
(323.7)
(1,107.8)
(811.8)
(296.0)
June 2012 (6,044.5) (3,378.4)     (2,110.1) (677.3) (591.0) (1,248.2) (942.1) (306.1) (315.7) (1,102.2) (824.3) (277.9)
Year to date (18,156.4) (10,127.9)      (6,295.6) (2,035.0)       (1,797.3) (3,698.2)      (2,785.5) (912.7) (990.0) (3,340.3)      (2,484.8) (855.5)
Plus:
Sept 2012
(1,547.6)
(749.0)
(425.4)
(144.0)
(179.6)
(311.2)
(250.0)
(61.2)
(86.9)
(400.5)
Amortisation* June 2012 (1,543.3) (793.9) (489.1) (140.4) (164.4) (289.5) (233.0) (56.5) (83.9) (376.0)
Year to date (4,577.0) (2,240.4)      (1,318.9) (429.4) (492.1) (880.5) (712.9) (167.6) (279.1)         (1,177.0)
Rehabilitation
Sept 2012
(33.3)
(14.6)
(9.0)
(3.5)
(2.1)
(9.0)
(7.3)
(1.7)
(2.1)
(7.6)
June 2012 (31.6) (14.4) (8.8) (3.6) (2.0) (7.9) (6.3) (1.6) (2.1) (7.2)
Year to date (98.2) (43.4) (26.6) (10.7) (6.1) (26.6) (21.7) (4.9) (6.2) (22.0)
TOTAL PRODUCTION
Sept 2012
(7,883.4)
(4,330.8)     (2,636.1)
(864.8)
(829.9)
(1,624.0)      (1,243.1)
(380.9)
(412.7)         (1,515.9)
COST
(3)
June 2012 (7,619.4) (4,186.7)     (2,608.0) (821.3) (757.4) (1,545.6)      (1,181.4) (364.2) (401.7)         (1,485.4)
Year to date (22,831.6) (12,411.7)     (7,641.1) (2,475.1)      (2,295.5) (4,605.3)      (3,520.1)     (1,085.2)         (1,275.3)        (4,539.3)
Gold sold
Sept 2012
833.4
387.2
238.3
77.6
71.3
209.3
169.4
39.9
82.7
154.2
106.6
47.6
– thousand ounces
June 2012 881.2 437.1 279.6 79.6 77.8 214.5 176.3 38.2 81.2 148.4 111.2 37.2
Year to date 2,573.5 1,211.8 767.6 236.4 207.7 653.5 531.1 122.4 248.4 459.9 338.2 121.7
TOTAL CASH COST
Sept 2012
916
1,115
1,119
1,118
1,101
754
705
964
474
870
922
754
– US$/oz
June 2012
851 959 936 1,055 942 722 663 995 482
922
920 928
Year to date 879 1,041 1,021 1,072 1,077 705 653 928 496 905 915 875
TOTAL CASH COST
Sept 2012
243,143
296,205       297,085
297,019
292,377
200,246
187,094
256,039
125,855
231,032
244,813
200,135
– R/kg
June 2012 220,546 248,503      242,596 273,436 244,215 187,080 171,759 257,877 125,030 238,830 238,306 240,398
Year to date 226,825 268,723       263,701 276,720 278,177 181,935 168,624 239,680 128,139 233,522 236,243 225,964
TOTAL PRODUCTION
Sept 2012
1,145
1,354
1,339
1,348
1,410
939
888
1,155
604
1,190
COST – US$/oz
June 2012 1,073 1,188 1,157 1,280 1,208 894 831 1,184 614 1,242
Year to date 1,105 1,275 1,240 1,304 1,376 878 825 1,104 639 1,229
TOTAL PRODUCTION
Sept 2012
304,132
359,611        355,701
358,095
374,335
249,424
235,927
306,683
160,459
316,142
COST – R/kg
June 2012 278,009 307,959       299,839 331,570 312,975 231,655 215,387 306,824 159,089 321,863
Year to date 285,231 329,319       320,059 336,565 355,286 226,561 213,094 284,979 165,066 317,345
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R8.26 and US$1 = R8.06 for the September 2012 and June 2012 quarters respectively.

Gold Fields Results
| 28
Capital expenditure
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
Group
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Sustaining capital
Sept 2012
(2,097.9)
(271.0)
(219.7)
(51.3)
-
(790.3)
(581.8)
(208.5)
(205.6)
(822.3)
(739.6)
(82.7)
(8.7)
June 2012 (1,733.0)
(221.5) (148.5) (73.0) - (685.8) (480.1) (205.7) (165.1) (651.6) (523.4) (128.2) (9.0)
Year to date (5,053.7)
(629.2) (474.8) (154.4) - (2,030.3) (1,430.5) (599.8) (502.4) (1,870.6)      (1,596.9) (273.7) (21.2)
Ore reserve
Sept 2012
(575.5)
(575.5)
(451.3)
(124.2)
-
-
-
-
-
-
-
-
-
development June 2012 (599.2)
(599.2) (484.2) (115.0) - - - - - - - - -
Year to date (1,700.3)        (1,700.3)      (1,361.7) (338.6) - - - - - - - -
-
Project capital
#
Sept 2012
(729.3)
(624.0)
-
-
(624.0)
-
-
-
-
-
-
-
(105.3)
June 2012 (776.5)
(642.6) - - (642.6) - - - - - - - (133.9)
Year to date (2,243.3)
(1,921.5) - -     (1,921.5) - - - - - - - (321.8)
Brownfields
Sept 2012
(174.5)
-
-
-
-
(39.9)
-
(39.9)
-
(134.6)
(93.5)
(41.1)
-
exploration
June 2012
(156.2)
- - - - (28.1) - (28.1) - (128.1) (82.9) (45.2) -
Year to date (452.9)
- - - - (92.9) - (92.9) - (360.0) (244.5) (115.5) -
Total capital
Sept 2012
(3,577.2)
(1,470.5)
(671.0)
(175.5)
(624.0)
(830.2)
(581.8)
(248.4)
(205.6)
(956.9)
(833.1)
(123.8)
(114.0)
expenditure June 2012 (3,264.9)
(1,463.3) (632.7) (188.0) (642.6) (713.9) (480.1) (233.8) (165.1) (779.7) (606.3) (173.4) (142.9)
Year to date (9,450.2) (4,251.0)      (1,836.5) (493.0)      (1,921.5) (2,123.2) (1,430.5) (692.7) (502.4) (2,230.6)      (1,841.4) (389.2) (343.0)
#   Project capital expenditure under Corporate in the September quarter includes R15 million (US$2 million) at the Arctic Platinum project (APP), R57 million (US$7 million) at Chucapaca being our 51 per cent share in this project, R26 million (US$3 million) at the Damang super-pit project together with general corporate capital expenditure. This compares with expenditure during the June quarter of R22 million (US$3 million) at APP, R67 million (US$8 million) at Chucapaca, being our 51 per cent share in this project and R35 million (US$4 million) at the Damang super-pit project, together with general corporate capital expenditure. The table above includes only includes Gold Fields’ 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of R3,577 million (US$436 million) for the September quarter compared with R3,632 million (US$442 million) as reported in the Statement of cash flows.
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
Group
Total
KDC
Beatrix
South
Deep
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
Sept 2012
(6,393.1)
(3,591.6)   (2,220.5)
(714.8)
(656.3)
(1,304.1)
(988.7)
(315.4)
(360.8)        (1,136.6)
(821.7)
(314.9)
-
June 2012
(6,067.0)
(3,345.7)  (2,073.8)
(673.2) (598.7) (1,307.7) (988.0) (319.7)
(319.6)        (1,094.0)
(810.4) (283.6) -
Year to date
(18,317.4)
(10,105.7)   (6,265.1)       (2,018.2)    (1,822.4)
(3,864.9)      (2,926.9)
(938.0)
(991.3)         (3,355.5)       (2,455.4)
(900.1)
-
Capital
Sept 2012
(3,577.2)
(1,470.5)     (671.0)
(175.5)
(624.0)
(830.2)
(581.8)
(248.4)
(205.6)
(956.9)
(833.1)
(123.8)
(114.0)
expenditure June 2012
(3,264.9)
(1,463.3)     (632.7)
(188.0) (642.6) (713.9) (480.1) (233.8) (165.1) (779.7) (606.3) (173.4) (142.9)
Year to date
(9,450.2)
(4,251.0)   (1,836.5)
(493.0)     (1,921.5)
(2,123.2)     (1,430.5)
(692.7)
(502.4)        (2,230.6)       (1,841.4)
(389.2) (343.0)
Notional cash
Sept 2012
384,627
420,335     390,163
368,654
577,492
327,799
298,064
453,945
220,132
436,601
499,035      296,619
-
expenditure June 2012 339,046
353,733     311,163
347,679 512,934 302,998 267,657 466,302 183,460 406,002
409,569      395,329
-
– R/kg Year to date 347,469
380,925     339,348
341,474 579,461 294,588 263,781 428,230 196,695 390,527
408,519      340,544
-
Notional cash
Sept 2012
1,448
1,583
1,469
1,388
2,175
1,234
1,122
1,709
829
1,644
1,879
1,117
-
expenditure June 2012 1,308 1,365 1,201 1,342 1,979 1,169 1,033 1,799 708 1,567 1,581 1,526 -
– US$/oz Year to date 1,346 1,475 1,314 1,323 2,244 1,141 1,022 1,659 762 1,513 1,582 1,319 -
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

|
Gold Fields Results
Underground and surface
South African rand and metric units
Operating Results
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Total
Mine
Operations
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
#
Total
Tarkwa        Damang
Cerro
Corona
Total
St Ives
Agnew
Ore milled/treated (000 tonnes)
- underground
September 2012
2,563
2,025
884
551
590
-
-
-
-
538
350
188
June 2012
2,635
2,160
1,078
543
539
-
-
-
-
475
330
145
Year to date
7,677
6,153
2,952
1,633
1,568
-
-
-
-
1,524
1,078
446
- surface
September 2012
11,001
1,608
1,280
328
-
6,244
5,151
1,093
1,569
1,580
1,503
77
June 2012
11,704
1,669
1,318
351
-
6,826
5,893
933
1,668
1,541
1,431
110
Year to date
35,074
5,251
4,123
1,128
-
20,303
17,057
3,246
4,913
4,607
4,309
298
- total
September 2012
13,564
3,633
2,164
879
590
6,244
5,151
1,093
1,569
2,118
1,853
265
June 2012
14,339
3,829
2,396
894
539
6,826
5,893
933
1,668
2,016
1,761
255
Year to date
42,751
11,404
7,075
2,761
1,568
20,303
17,057
3,246
4,913
6,131
5,387
744
Yield (grams per tonne)
- underground
September 2012
5.5
5.4
7.2
4.2
5.5
-
-
-
-
5.8
5.0
7.3
June 2012
5.8
5.8
7.2
4.4
5.8
-
-
-
-
5.8
5.4
6.6
Year to date
5.6
5.5
7.0
4.3
5.5
-
-
-
-
5.8
5.2
7.4
- surface
September 2012
1.1
0.7
0.8
0.3
-
1.0
1.0
1.1
1.6
1.1
1.0
1.5
June 2012
1.0
0.6
0.7
0.3
-
1.0
0.9
1.3
1.6
1.2
1.2
1.8
Year to date
1.1
0.7
0.8
0.3
-
1.0
1.0
1.2
1.5
1.2
1.1
1.6
- combined
September 2012
1.9
3.3
3.4
2.7
3.8
1.0
1.0
1.1
1.6
2.3
1.8
5.6
June 2012
1.9
3.6
3.6
2.8
4.5
1.0
0.9
1.3
1.6
2.3
2.0
4.5
Year to date
1.9
3.3
3.4
2.7
4.1
1.0
1.0
1.2
1.5
2.3
2.0
5.1
Gold produced (kilograms)
- underground
September 2012
14,019
10,900
6,350
2,333
2,217
-
-
-
-
3,119
1,752
1,367
June 2012
15,315
12,567
7,758
2,389
2,420
-
-
-
-
2,748
1,795
953
Year to date
43,016
34,113
20,580
7,072
6,461
-
-
-
-
8,903
5,589
3,314
- surface
September 2012
11,903
1,143
1,061
82
-
6,511
5,269
1,242
2,573
1,676
1,564
112
June 2012
12,209
1,028
940
88
-
6,672
5,485
1,187
2,642
1,867
1,664
203
Year to date
36,898
3,576
3,294
282
-
20,327
16,519
3,808
7,594
5,401
4,929
472
- total
September 2012
25,922
12,043
7,411
2,415
2,217
6,511
5,269
1,242
2,573
4,795
3,316
1,479
June 2012
27,524
13,595
8,698
2,477
2,420
6,672
5,485
1,187
2,642
4,615
3,459
1,156
Year to date
79,914
37,689
23,874
7,354
6,461
20,327
16,519
3,808
7,594
14,304
10,518
3,786
Operating costs (Rand per tonne)
- underground
September 2012
1,548
1,655
2,273
1,243
1,112
-
-
-
-
1,148
936
1,543
June 2012
1,393
1,447
1,745
1,188
1,111
-
-
-
-
1,148
950
1,599
Year to date
1,462
1,532
1,920
1,185
1,162
-
-
-
-
1,180
931
1,780
- surface
September 2012
220
150
165
91
-
209
192
289
230
329
329
323
June 2012
205
132
146
81
-
192
168
343
192
356
347
470
Year to date
202
129
145
73
-
190
172
289
202
338
337
357
- total
September 2012
471
989
1,026
813
1,112
209
192
289
230
537
443
1,188
June 2012
423
874
866
753
1,111
192
168
343
192
543
460
1,112
Year to date
428
886
886
731
1,162
190
172
289
202
547
456
1,210
#
September quarter includes 187,000 tonnes (June quarter included 119,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the underground yield at South Deep only, excludes the underground waste.

Gold Fields Results
| 30
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
KDC
September 2012 quarter
June 2012 quarter
Year to date 2012
Reef
Carbon
Leader
Kloof
Main    Libanon       VCR
Carbon
Leader
Kloof
Main Libanon
VCR
Carbon
Leader
Kloof
Main    Libanon
VCR
Advanced (m)
3,418
1,086
764
37       4,165
4,671 169 1,557 38 5,165       12,546 1,416 3,453 75       14,230
Advanced on reef (m)
521
221
341
37
604
599 23 470 38 796 1,891 244 1,221 75 2,109
Sampled (m)
549
163
246
36
465
546 9 447 9 590 1,800 172 1,062 45 1,622
Channel width (cm)
76
74
47
87
107
85 209 95 55 109 75 81 74 85 105
Average value         - (g/t)
23.8
10.1
14.1
2.9
25.5
20.0 2.5 9.6 8.4 34.8 24.0 9.1 10.9 3.4 26.1
- (cm.g/t)
1,798
748
665
251       2,739
1,702 529 913 463 3,786 1,792 737 811 286 2,753
Beatrix
September 2012 quarter
June 2012 quarter
Year to date 2012
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced (m)
3,472
1,513
4,222 1,895 11,385 4,868
Advanced on reef (m)
718
276
991 615 2,650 1,271
Sampled (m)
804
333
1,005 558 2,790 1,197
Channel width (cm)
132
120
127 85 126 99
Average value          - (g/t)
5.4
14.0
6.6 17.6 6.8 17.8
- (cm.g/t)
712
1,689
841 1,498 861 1,765
South Deep
September 2012 quarter
June 2012 quarter
Year to date 2012
Reef
Elsburgs
1,2
Elsburgs
1,2
Elsburgs
1,2
Main Advanced (m)
3,647
2,952 9,039
- Main above 95 level (m)
2,497
2,008 6,021
- Main below 95 level (m)
1,150
944 3,018
Advanced on reef (m)
1,535
1,535 4,346
Square metres de-stressed (m
2
)
12,213
11,851 31,875
- Reserve value de-stressed (g/t)
6.3
6.2 6.2
1)
Trackless development in the Elsburg reefs is evaluated by means of the resource model.
2)
Full channel width not fully exposed in development, hence not reported.

|
Gold Fields Results
Administration and corporate information

Corporate Secretary
Cain Farrel
Tel: +27 11 562 9742
Fax: +27 11 562 9829
e-mail: cain.farrel@goldfields.co.za
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989
American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor Enquiries
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za
Remmy Kawala
Tel: +27 11 562 9844
Mobile: +27 82 312 8692
e-mail: remmy.kawala@goldfields.co.za
Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:
0871 664 0300 [calls cost 10p a minute plus
network extras, lines are open 8.30am – 5pm
Mon-Fri] or [from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward looking statements
Certain statements in this document
constitute “forward looking statements” within
the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the
US Securities Exchange Act of 1934.
Such forward looking statements involve
known and unknown risks, uncertainties and
other important factors that could cause the
actual results, performance or achievements
of the company to be materially different from
the future results, performance or
achievements expressed or implied by such
forward looking statements. Such risks,
uncertainties and other important factors
include among others: economic, business
and political conditions in South Africa,
Ghana, Australia, Peru and elsewhere; the
ability to achieve anticipated efficiencies and
other cost savings in connection with past and
future acquisitions, exploration and
development activities; decreases in the
market price of gold and/or copper; hazards
associated with underground and surface
gold mining; labour disruptions; availability,
terms and deployment of capital or credit;
changes in government regulations,
particularly environmental regulations and
new legislation affecting mining and mineral
rights; changes in exchange rates, currency
devaluations, inflation and other macro-
economic factors; industrial action; temporary
stoppages of mines for safety and unplanned
maintenance reasons; and the impact of the
AIDS crisis in South Africa. These forward
looking statements speak only as of the date
of this document.
The company undertakes no obligation to
update publicly or release any revisions to
these forward looking statements to reflect
events or circumstances after the date of this
document or to reflect the occurrence of
unanticipated events.
Directors
M A Ramphele (Chair) °
K Ansah
#
° A R Hill ° M S Moloko ° R L Pennant-Rea *°
N J Holland * (Chief Executive Officer)
C A Carolus°
D L Lazaro °
D N Murray ° G M Wilson °
P A Schmidt (Chief Financial Officer)
R Dañino **° R P Menell ° D M J Ncube °
* British
#
Ghanaian Canadian
°Filipino
** Peruvian ° Independent Director
Non-independent Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 26 November 2012
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
          Relations and Corporate Affairs